SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2010
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____
     The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-10 No. 333-159945 (Canadian Pacific Railway Limited) and Form F-9 No. 333-159943 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: October 27, 2010		Signed: Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: October 27, 2010		Signed: Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Third Quarter Report 2010

Release: Immediate October 27, 2010
CANADIAN PACIFIC ANNOUNCES THIRD-QUARTER RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced a 15 per cent increase in third-quarter revenues with gains across most lines of business. Reported net income was $197.3 million and diluted earnings per share were $1.17, both down 6 per cent over third-quarter 2009 which included other specified items of $0.41 per share principally from significant real estate sales. Adjusted diluted earnings per share increased 27 per cent to $1.21.
“CP delivered another strong quarter of financial performance on double digit revenue growth and an improved operating ratio,” said Fred Green, President and Chief Executive Officer. “We are building a solid foundation based on safety, service reliability and operational efficiencies that continue to drive value to our employees, customers and shareholders.”
THIRD-QUARTER 2010 COMPARED WITH THIRD-QUARTER 2009
•	Total revenues increased 15 per cent from $1.1 billion to $1.3 billion

•	Adjusted operating income increased 28 per cent from $263.8 million to $337.7 million

•	Adjusted operating ratio improved 270 basis points to 73.7 per cent

•	Adjusted earnings increased 27 per cent from $160.9 million to $204.7 million

•	Adjusted diluted earnings per share increased 27 per cent from $0.95 per share to $1.21 per share
Presentation of non-GAAP earnings measures
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these are non-GAAP measures.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt, and related income taxes, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses.
Income, diluted earnings per share, operating expense and operating ratio, excluding foreign exchange gains and losses on long-term debt and other specified items, are referred to in this news release as “Adjusted earnings”, “Adjusted diluted earnings per share”, “Adjusted operating expense” and “Adjusted operating ratio”.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by accounting principles generally accepted in the United States and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Foreign exchange gain and loss on long-term debt and other specified items
In the third quarter of 2009 the Company recorded other specified items totaling $69.4 million, after tax. This was largely comprised of the after tax gain of $68.1 million on significant real estate sales.
CP had a foreign exchange loss on long-term debt of $7.7 million after tax in the third quarter of 2010, compared with a foreign exchange loss on long-term debt of $21.0 million after tax in the third quarter of 2009.
As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against our net investment in foreign subsidiaries. Although the taxes on foreign exchange gains and losses on long-term debt generally offset one another, because they may be in different tax jurisdictions, the resulting net tax can vary significantly.
CP began reporting its financial results in accordance with U.S. GAAP as of January 1, 2010. All prior period comparative numbers contained in this release conform to U.S. GAAP. Additional historical U.S. GAAP financial reports can be found at www.cpr.ca.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific
Canadian Pacific (CP: TSX/NYSE) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media	Investment Community
Mike LoVecchio	Janet Weiss
Senior Manager — Media Relations	Assistant Vice President — Investor Relations
Canadian Pacific	Canadian Pacific
Tel.: (778) 772-9636	Tel.: (403) 319-3591
24/7 Media Pager: (416) 814-0948	e-mail: investor@cpr.ca
e-mail: mike_lovecchio@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions of Canadian dollars, except per share data)
(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
		2009		2009
		Restated		Restated
	2010	(see Note 2)	2010	(see Note 2)

Revenues
Freight	$1,250.8	$1,086.6	$3,591.2	$3,164.0
Other	35.4	31.5	96.0	95.0

	1,286.2	1,118.1	3,687.2	3,259.0

Operating expenses
Compensation and benefits	365.2	322.4	1,068.7	989.9
Fuel	166.1	134.0	525.7	422.7
Materials	43.2	45.3	158.2	175.5
Equipment rents	53.6	51.5	157.5	173.0
Depreciation and amortization	123.9	121.6	368.4	361.0
Purchased services and other	196.5	179.5	590.3	553.4
Gain on sale of significant properties (Note 4)	—	(79.1)	—	(79.1)

	948.5	775.2	2,868.8	2,596.4

Operating income	337.7	342.9	818.4	662.6
Gain on sale of partnership interest (Note 5)	—	—	—	81.2

Less:
Other (income) and charges	1.0	1.3	(7.3)	19.4
Interest expense	60.6	55.0	192.1	199.2

Income before income tax expense	276.1	286.6	633.6	525.2
Income tax expense (Note 6)	78.8	77.3	168.7	121.4

Net income	$197.3	$209.3	$464.9	$403.8

Earnings per share (Note 7)
Basic earnings per share	$1.17	$1.25	$2.76	$2.44
Diluted earnings per share	$1.17	$1.24	$2.75	$2.43

Weighted average number of shares (millions)
Basic	168.8	168.1	168.6	165.7
Diluted	169.3	168.7	169.0	166.0

Dividends declared per share	$0.2700	$0.2475	$0.7875	$0.7425
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)
(unaudited)

		December 31
		2009
	September 30	Restated
	2010	(see Note 2)

Assets
Current assets
Cash and cash equivalents	$267.8	$679.1
Accounts receivable, net	533.3	655.1
Materials and supplies	124.5	132.7
Deferred income taxes	103.8	128.1
Other current assets	54.8	46.5

	1,084.2	1,641.5

Investments	154.6	156.7
Net properties	11,957.2	11,978.5
Goodwill and intangible assets	196.8	202.3
Other assets	138.0	175.8

Total assets	$13,530.8	$14,154.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,038.7	$1,000.7
Long-term debt maturing within one year	41.4	605.3

	1,080.1	1,606.0

Pension and other benefits liabilities (Note 11)	585.3	1,453.9
Other long-term liabilities	472.4	479.9
Long-term debt (Note 10)	4,389.0	4,138.2
Deferred income taxes	1,932.2	1,818.7

Total liabilities	8,459.0	9,496.7

Shareholders’ equity
Share capital	1,805.9	1,771.1
Additional paid-in capital	25.5	30.8
Accumulated other comprehensive loss	(1,692.5)	(1,744.7)
Retained earnings	4,932.9	4,600.9

	5,071.8	4,658.1

Total liabilities and shareholders’ equity	$13,530.8	$14,154.8

Commitments and contingencies (Note 14)
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Operating activities
Net income	$197.3	$209.3	$464.9	$403.8
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	123.9	121.6	368.4	361.0
Deferred income taxes (Note 6)	75.4	114.8	160.4	158.6
Gain on sale of partnership interest	—	—	—	(81.2)
Gain on sale of significant properties	—	(79.1)	—	(79.1)
Pension funding in excess of expense (Note 11)	(645.6)	(15.0)	(805.6)	(47.6)
Other operating activities, net	(0.6)	(9.6)	5.7	(41.0)
Change in non-cash working capital balances related to operations	(0.5)	59.6	(72.5)	(3.5)

Cash (used in) provided by operating activities	(250.1)	401.6	121.3	671.0

Investing activities
Additions to properties	(185.1)	(195.5)	(443.9)	(564.1)
Proceeds from the sale of properties and other assets	19.8	122.9	46.2	287.5

Cash used in investing activities	(165.3)	(72.6)	(397.7)	(276.6)

Financing activities
Dividends paid	(45.5)	(41.6)	(128.9)	(121.3)
Issuance of CP Common Shares	20.0	5.3	26.9	504.5
Collection of receivable from financial institution	—	—	219.8	—
Net decrease in short-term borrowing	—	2.1	—	(92.4)
Issuance of long-term debt	355.2	—	355.2	409.5
Repayment of long-term debt	(14.2)	(6.8)	(604.5)	(613.3)
Other financing activities	2.9	4.9	3.1	34.1

Cash provided by (used in) financing activities	318.4	(36.1)	(128.4)	121.1

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(8.8)	(11.3)	(6.5)	(17.1)

Cash position
(Decrease) increase in cash and cash equivalents	(105.8)	281.6	(411.3)	498.4
Cash and cash equivalents at beginning of period	373.6	334.3	679.1	117.5

Cash and cash equivalents at end of period	$267.8	$615.9	$267.8	$615.9

Supplemental disclosures of cash flow information
Income taxes paid (refunded)	$0.3	$(40.1)	$6.5	$(36.5)

Interest paid (Note 12)	$33.2	$36.6	$252.3	$196.9

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars, except common share amounts)
(unaudited)

				Accumulated
	Common		Additional	other		Total
	shares	Share	paid-in	comprehensive	Retained	shareholders’
	(in millions)	capital	capital	loss	earnings	equity
Balance at December 31, 2009, as previously reported	168.5	$1,771.1	$30.8	$(1,746.3)	$4,665.2	$4,720.8
Cumulative adjustment for change in accounting policy (Note 2)	—	—	—	1.6	(64.3)	(62.7)

Balance at December 31, 2009, as restated	168.5	1,771.1	30.8	(1,744.7)	4,600.9	4,658.1

Net income	—	—	—	—	464.9	464.9
Other comprehensive income	—	—	—	52.2	—	52.2

Comprehensive income	—	—	—	52.2	464.9	517.1

Dividends declared	—	—	—	—	(132.9)	(132.9)
Stock compensation expense	—	—	1.1	—	—	1.1
Shares issued under stock option plans	0.6	34.8	(6.4)	—	—	28.4

Balance at September 30, 2010	169.1	$1,805.9	$25.5	$(1,692.5)	$4,932.9	$5,071.8

	Other
	comprehensive		Comprehensive
	income	Net income	income

Comprehensive income — three months ended September 30, 2010	$17.0	$197.3	$214.3

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
1	Basis of presentation

These unaudited consolidated financial statements of Canadian Pacific Railway Limited (“CP”, “the Company” or “Canadian Pacific Railway”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2009 U.S. GAAP consolidated financial statements. The policies used are consistent with the policies used in preparing the 2009 U.S. GAAP consolidated financial statements, except as discussed in Note 2. The Company’s investments in which CP has significant influence, which are not consolidated, are accounted for using the equity method.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons. The irregular pace of the recovery in 2010 from the global recession has affected financial results such that seasonal fluctuations may not be consistent with those in prior years. The timing of a return to seasonal trends consistent with years prior to 2009 will depend on the continued recovery of the economy and the related impact on the Company’s customers.

2	Accounting changes

Consolidations

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Amendments to Consolidation of Variable Interest Entities. The guidance retains the scope of the previous guidance and removes the exemption of entities previously considered qualifying special purpose entities. In addition, it replaces the previous quantitative approach with a qualitative analysis approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The guidance is applicable to all variable interest entities that existed at January 1, 2010, the date of adoption, or are created thereafter. The Company has variable interests in variable interest entities, however, the adoption of the new guidance did not change the previous assessment that the Company is not the primary beneficiary and as such does not consolidate the variable interest entities. Additional note disclosure regarding the nature of the Company’s variable interests and where judgment was required to assess the primary beneficiary of these variable interest entities has been provided in Note 13.

Accounting for transfers of financial assets

The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although the Company currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, would be applicable to any future securitization. The new guidance is effective for the Company from January 1, 2010. The adoption of this guidance had no impact to the Company’s financial statements.

Fair value measurement and disclosure

In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosures in the Level 3 reconciliation (see Note 8 for a definition of Level 1, 2 and 3 financial asset and liability categories). The update also provides clarification that the level of disaggregation should be at the class level and that disclosures about inputs and valuation techniques are required for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance resulting in expanded note disclosure in Note 8.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
2	Accounting changes (continued)

Rail grinding

During the second quarter of 2010, the Company changed its accounting policy for the treatment of rail grinding costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the rail grinding. The Company concluded that, although the accounting treatment was within acceptable accounting standards, it is preferable to expense the costs as incurred, given the subjectivity in determining the expected economic life and the associated depreciation methodology. The accounting policy change has been accounted for on a retrospective basis. The effects of the adjustment to January 1, 2010 resulted in an adjustment to decrease net properties by $89.0 million, deferred income taxes by $26.3 million, and shareholders equity by $62.7 million. As a result of the change the following increases (decreases) to financial statement line items occurred:

(in millions of Canadian dollars, except per share data)

	For the three months		For the nine months		For the year
	ended September 30		ended September 30		ended December 31
	2010	2009	2010	2009	2009	2008	2007

Changes to Consolidated Statement of Income and Comprehensive Income
Depreciation and amortization	$(3.8)	$(3.5)	$(11.4)	$(10.5)	$(14.0)	$(8.9)	$(9.5)
Compensation and benefits	0.9	1.0	1.5	1.8	2.8	2.7	2.0
Fuel	—	—	—	—	0.1	0.1	0.1
Materials	0.3	0.6	0.5	1.1	1.8	1.7	1.3
Purchased services and other	5.4	5.9	9.3	10.7	15.9	15.4	11.3

Total operating expenses	2.8	4.0	(0.1)	3.1	6.6	11.0	5.2

Income tax expense	(0.8)	(1.3)	(0.2)	(1.0)	(1.2)	(3.2)	0.4

Net income	$(2.0)	$(2.7)	$0.3	$(2.1)	$(5.4)	$(7.8)	$(5.6)

Basic earnings per share	$(0.01)	$(0.02)	$—	$(0.01)	$(0.03)	$(0.05)	$(0.04)
Diluted earnings per share	$(0.01)	$(0.02)	$—	$(0.01)	$(0.03)	$(0.05)	$(0.04)

Other comprehensive income (loss)	0.6	1.4	0.3	2.1	2.4	(2.8)	2.0

Comprehensive income	$(1.4)	$(1.3)	$0.6	$—	$(3.0)	$(10.6)	$(3.6)

Changes to Consolidated Statement of Cash Flows

Cash provided by operating activities (decrease)	$(6.6)	$(7.5)	$(11.3)	$(13.6)	$(20.6)	$(19.9)	$(14.7)
Cash used in investing activities (decrease)	$(6.6)	$(7.5)	$(11.3)	$(13.6)	$(20.6)	$(19.9)	$(14.7)

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
2	Accounting changes (continued)

Changes to Consolidated Balance Sheet

	As at	As at	As at
	September 30	December 31	December 31
	2010	2009	2008

Net properties	$(88.2)	$(89.0)	$(86.2)
Deferred income tax liability	(26.1)	(26.3)	(26.5)
Accumulated other comprehensive loss (income)	1.9	1.6	(0.8)
Retained earnings	(64.0)	(64.3)	(58.9)
3	Future accounting changes

There have been no new accounting pronouncements issued that are expected to have a significant impact to the Company’s financial statements.

4	Gain on sale of significant properties

During the third quarter of 2009, the Company completed two significant real estate sales, resulting in gains of $79.1 million ($68.1 million after tax).

The Company sold Windsor Station, its former head office in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10-year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.

The Company sold land in Western Canada for transit purposes for proceeds of $43.0 million.

5	Gain on sale of partnership interest

During the second quarter of 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The proceeds received in the quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
6	Income taxes

	For the three months		For the nine months
	ended September 30		ended September 30
		2009		2009
		Restated		Restated
(in millions of Canadian dollars)	2010	(see Note 2)	2010	(see Note 2)

Current income tax expense (recovery)	$3.4	$(37.5)	$8.3	$(37.2)
Deferred income tax expense	75.4	114.8	160.4	158.6

Income tax expense	$78.8	$77.3	$168.7	$121.4

During the first quarter of 2009, legislation was enacted to reduce British Columbia provincial income tax rates. As a result, the Company recorded in the first quarter of 2009 a $6.2 million income tax benefit related to the revaluation of its deferred income tax balances as at December 31, 2008. In addition, during the three and nine months ended September 30, 2009, the tax impact of foreign exchange losses increased expected income tax expense, based on the expected annual effective tax rate, by approximately $18 million and $27 million, respectively. Also, for the nine months ended September 30, 2009, the tax impact of a gain on sale of partnership interest reduced expected income tax expense by approximately $9 million. Additionally, for the three and nine months ended September 30, 2009, the tax impact of gains on sales of significant properties reduced expected income tax expense by approximately $10 million. In the three and nine months ended September 30, 2010, the tax impact of foreign exchange losses and gains increased expected income tax expense by approximately $7 million and $4 million, respectively.

7	Earnings per share

At September 30, 2010, the number of shares outstanding was 169.1 million (September 30, 2009 — 168.2 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of Canadian Pacific Railway Limited shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2010	2009	2010	2009

Weighted average shares outstanding	168.8	168.1	168.6	165.7
Dilutive effect of stock options	0.5	0.6	0.4	0.3

Weighted average diluted shares outstanding	169.3	168.7	169.0	166.0

For the three and nine months ended September 30, 2010, 1,416,783 and 1,885,875 options, respectively, were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2009 — 2,542,300 and 2,540,740, respectively).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments
A.	Fair values of financial instruments
The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.
•	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•	Level 2: Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

•	Level 3: Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available or have no binding broker quote to support Level 2 classifications.
When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below.

Gain/loss in fair value of long-term floating rate notes

At September 30, 2010 and December 31, 2009, the Company held long-term floating rate notes with a total settlement value of $129.0 million and $129.1 million, respectively, and carrying values of $76.8 million and $69.3 million, respectively. The carrying values, being the estimated fair values, are reported in “Investments”.

During the three and nine months ended September 30, 2010, the Company received $nil and $0.1 million, respectively, in partial redemption of certain of the notes held. At September 30, 2010, the Company held long-term floating rate notes with settlement value, as follows:
•	$116.8 million Master Asset Vehicle (“MAV”) 2 notes with eligible assets;

•	$12.0 million MAV 2 Ineligible Asset (“IA”) Tracking notes; and

•	$0.2 million MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes.
During the third quarter of 2010, DBRS upgraded the rating of the MAV 2 Class A-1 notes from A Under Review with Positive Implications to A (high). The MAV 2 Class A-2 notes have received a BBB (low) rating from DBRS, unchanged from the second quarter of 2010.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at September 30, 2010 and December 31, 2009 incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes, accretion and other minor changes in assumptions have resulted in gains of $2.0 million and $7.6 million in the three and nine months ended September 30, 2010, respectively (three and nine months ended September 30, 2009 — $2.8 million and $8.1 million, respectively). The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at September 30, 2010 and December 31, 2009, respectively, are:

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)

	September 30, 2010	December 31, 2009
Probability weighted average coupon interest rate	0.8%	Nil
Weighted average discount rate	7.0%	7.9%
Expected repayments of long-term floating rate notes	2 3/4 to 18 1/2 years	3 1/2 to 19 years

Credit losses	MAV 2 eligible asset notes: 1% to 100%	MAV 2 eligible asset notes: nil to 100%
	MAV 2 IA Tracking notes: 25%	MAV 2 IA Tracking notes: 25%
	MAV 3 Class 9 TA Tracking notes: 1%	MAV 3 Class 9 TA Tracking notes: nil
The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $76.8 million at September 30, 2010 (December 31, 2009 — $69.3 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	Original	Estimated
(in millions of Canadian dollars)	cost	fair value

As at January 1, 2010	$129.1	$69.3

Redemption of notes	(0.1)	—
Accretion	—	4.4
Change in market assumptions	—	3.1

As at September 30, 2010	$129.0	$76.8

Accretion and gains and losses from the redemption of notes and change in market assumptions are reported in “Other income and charges”.
B.	Financial risk management
The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, and the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

Financial derivatives or commodity instruments are used to mitigate financial risk and are not for trading or speculative purposes.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in Canada, the United States and other countries; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)
fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency.

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of partially mitigating volatility in net income by offsetting long-term FX gains and losses on long-term debt against gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Foreign exchange forward contracts

In 2007, the Company entered into a FX forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. This derivative was not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs. During the first quarter of 2009, CP unwound and settled US$25 million of the US$400 million currency forward for total proceeds of $4.5 million received in the second quarter of 2009. In the second quarter of 2009, a further US$275 million of the currency forward was unwound and settled for total proceeds of $26.6 million. During the the third quarter of 2009, CP unwound a further US$30 million for total proceeds of $3.0 million. During the second quarter of 2010, CP unwound the remaining US$70 million for total proceeds of $0.2 million.

For the three and nine months ended September 30, 2010, no gain or loss was reported. For the same periods in 2009, the Company recorded a net loss of $5.0 million and $21.8 million, respectively, inclusive of both realized and unrealized losses.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt.

Interest rate swaps

During the second quarter of 2010, the Company entered into interest rate swaps, classified as fair value hedges, for a notional amount of US$101.4 million. The swap agreements converted the Company’s outstanding fixed interest rate liability into variable rate liability for the 5.75% Notes due in May 2013. During the three months ended September 30, 2010, these swap agreements were unwound for a gain of $2.9 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Interest expense” until such time the 5.75% Notes are repaid. At September 30, 2010 and December 31, 2009, the Company had no outstanding interest rate swaps.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)
During the second quarter of 2009, CP unwound its outstanding fixed-to-floating interest rate swap, which converted a portion of its US$400 million 6.250% Notes to floating-rate debt, for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Interest expense” until such time the 6.250% Notes are repaid. Subsequently, in the second quarter of 2009, CP repurchased a portion of the underlying debt as part of a tender offer and recognized $6.5 million of the deferred gain to “Other income and charges” offsetting part of the loss on repurchase of debt recognized in the second quarter of 2009.

During the three and nine months ended September 30, 2010, the impact of settled interest rate swaps reduced interest expense in the three months ended September 30, 2010 by $1.4 million and $3.6 million for the nine months ended September 30, 2010 (three and nine months ended September 30, 2009 — $1.4 million and $4.5 million, respectively).

Treasury rate locks

At September 30, 2010, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22.3 million (December 31, 2009 — $23.9 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss” and are amortized to “Interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a decrease in “Interest expense” and “Other comprehensive income” of $0.1 million for the three months ended September 30, 2010 and an increase of $1.6 million for the nine months ended September 30, 2010 (three and nine months ended September 30, 2009 — $0.1 million and $1.7 million, respectively).

Stock-based compensation expense management

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs include tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”). As the share price appreciates, these instruments create increased compensation expense.

The Company entered into a Total Return Swap (“TRS”) to reduce the volatility to the Company over time on three types of stock-based compensation programs: TSARs, DSUs and RSUs. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. During 2009, the Company decided not to expand its TRS program.

“Compensation and benefits” expense included an unrealized gain on these swaps of $8.8 million for the three months ended September 30, 2010, and an unrealized gain of $9.2 million for the nine months ended September 30, 2010. For the same periods in 2009, the Company recorded an unrealized gain of $5.5 million and a net gain of $8.4 million which was inclusive of both realized losses and unrealized gains, respectively. During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million. This cost had previously been recognized in “Compensation and benefits” expense and was settled in the second quarter of 2009. At September 30, 2010, the unrealized loss on the TRS of $9.0 million was included in “Accounts payable and accrued liabilities” (December 31, 2009 — $18.2 million).

Fuel price management

The Company is exposed to potential volatility in net income due to increases or decreases in the price of diesel. Volatility in diesel fuel prices can have a significant impact on the Company’s income.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)
The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for diesel and crude oil. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.

At September 30, 2010, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 14.0 million US gallons during the period October 2010 to September 2011 at an average price of US$2.18 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At September 30, 2010, the unrealized gain on these futures contracts was $1.8 million and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss”. At December 31, 2009, the unrealized gain on these futures contracts was $2.5 million and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss”.

During the three months ended September 30, 2010, the impact of settled commodity swaps increased “Fuel” expense by $0.2 million as a result of realized losses on diesel swaps. During the nine months ended September 30, 2010, the impact of settled commodity swaps decreased “Fuel” expense by $1.4 million as a result of realized gains on diesel swaps.

For the three months ended September 30, 2009, the net impact of settled commodity swaps decreased “Fuel” expense by $1.5 million due to a combination of realized gains of $1.7 million from settled swaps, partially offset by realized losses of $0.2 million from settled FX forward contracts. For the nine months ended September 30, 2009, the net impact of settled commodity swaps increased “Fuel” expense by $3.3 million due to a combination of realized losses of $3.1 million from settled swaps and $0.2 million from settled FX forward contracts. Included in the settled swaps for the three and nine months ended September 30, 2009 were $0.1 million in realized gains from settled derivatives that were not designated as hedges.

The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statement of Income and in comprehensive income for the three and nine months ended September 30, 2010 and 2009:

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)

				Amount of gain (loss)
	Location of gain (loss)	Amount of gain (loss)		recognized in other
	recognized in income on	recognized in income		comprehensive
(in millions of Canadian dollars)	derivatives	on derivatives		income on derivatives
		For the three months		For the three months
		ended September 30		ended September 30
		2010	2009	2010	2009

Derivatives designated as hedging instruments
Effective portion
Crude oil swaps	Fuel expense	$—	$1.5	$—	$(1.9)
Diesel future contracts	Fuel expense	(0.2)	0.1	2.7	(0.5)
FX contracts on fuel	Fuel expense	—	(0.2)	—	—
Interest rate swap	Interest expense	1.4	1.4	—	—
Treasury rate locks	Interest expense	0.1	0.1	(0.1)	(0.1)

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	8.8	5.5	—	—
Heating oil crack spreads	Fuel expense	—	0.1	—	—
FX forward contracts	Other income and charges	—	(5.0)	—	—

		$10.1	$3.5	$2.6	$(2.5)

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)

				Amount of gain (loss)
	Location of gain (loss)	Amount of gain (loss)		recognized in other
	recognized in income on	recognized in income		comprehensive
(in millions of Canadian dollars)	derivatives	on derivatives		income on derivatives
		For the nine months		For the nine months
		ended September 30		ended September 30
		2010	2009	2010	2009

Derivatives designated as hedging instruments
Effective portion
Crude oil swaps	Fuel expense	$—	$2.5	$—	$(1.6)
Diesel future contracts	Fuel expense	1.4	(5.7)	(0.7)	5.5
FX contracts on fuel	Fuel expense	—	(0.2)	—	(0.2)
Interest rate swap	Interest expense	3.6	4.5	—	—
	Other income and charges	—	6.5	—	—
Treasury rate locks	Interest expense	(1.6)	(1.7)	1.6	1.7

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	9.2	8.4	—	—
Heating oil crack spreads	Fuel expense	—	0.1
FX forward contracts	Other income and charges	—	(21.8)	—	—
Treasury rate locks	Interest expense	—	(0.7)	—	—

		$12.6	$(8.1)	$0.9	$5.4

At September 30, 2010, the Company expected that, during the next 12 months, $1.8 million of unrealized holding gains on diesel future contracts will be realized and recognized in the consolidated statement of income, reported in “Fuel” expense as a result of these derivatives being settled.
The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statement of Income and in comprehensive income for the three and nine months ended September 30, 2010 and 2009:

Effective portion
recognized in other
	Location of ineffective	Ineffective portion		comprehensive
	portion recognized in	recognized in income		income —
(in millions of Canadian dollars)	income	— gain (loss)		gain (loss)
		For the three months		For the three months
		ended September 30		ended September 30
		2010	2009	2010	2009

FX on LTD within net investment hedge	Other income and charges	$—	$(1.4)	$56.6	$135.6

Effective portion
	Location of ineffective			recognized in other
	portion recognized in	Ineffective portion		comprehensive
(in millions of Canadian dollars)	income	recognized in income		income
		For the nine months		For the nine months
		ended September 30		ended September 30
		2010	2009	2010	2009

FX on LTD within net investment hedge	Other income and charges	$2.6	$(6.3)	$31.4	$221.2

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
9	Stock-based compensation

At September 30, 2010, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense for the three and nine months ended September 30, 2010 of $27.5 million and $58.3 million, respectively (three and nine months ended September 30, 2009 — $12.6 million and $50.4 million, respectively).

Tandem stock appreciation rights (“TSARs”)

In the first nine months of 2010, under CP’s stock option plans, the Company issued 812,900 TSARs at the weighted average exercise price of $51.81 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these TSARs may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value at the grant date was $11.6 million for TSARs issued in the first nine months of 2010 (first nine months of 2009 — $5.4 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2010	2009

Grant price	$51.81	$36.29

Expected life (years) (1)	6.25	5.00
Risk-free interest rate (2)	2.74%	2.14%
Expected stock price volatility (3)	30%	30%
Expected annual dividends per share (4)	$0.99	$0.99
Weighted average fair value of TSARs granted during the period	$14.27	$7.24

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour was used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4)	Based on the annualized dividend rate on the date of grant.
Regular options

In the first nine months of 2010, under CP’s stock option plans, the Company issued 31,900 regular options at the weighted average exercise price of $57.10 per share, based on the closing price on the grant date.

Under the fair value method, the fair value at the grant date was $0.5 million for options issued in the first nine months of 2010 (first nine months of 2009 — $nil).

Performance share unit (“PSU”) plan

In the first nine months of 2010, the Company issued 328,020 PSUs with a grant date fair value of $15.4 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
10	Long-term debt

During the third quarter of 2010, the Company issued US$350 million of 4.45% Notes due March 15, 2023. Net proceeds from this offering were $355.2 million and were used to make a voluntary prepayment to the Company’s main Canadian defined benefit pension plan. The notes are unsecured and carry a negative pledge.

11	Pensions and other benefits

In the three months and nine months ended September 30, 2010, the Company made contributions of $654.8 million and $833.2 million, respectively (2009 — $20.6 million and $64.3 million, respectively) to its defined benefit pension plans. The contributions made in the third quarter of 2010 included, at the Company’s option, a $650 million prepayment to the Company’s main Canadian defined benefit pension plan.

Net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and nine months ended September 30, 2010, included the following components:

	For the three months
	ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2010	2009	2010	2009

Current service cost (benefits earned by employees in the period)	$21.6	$16.8	$3.9	$3.5
Interest cost on benefit obligation	116.1	120.5	7.0	7.2
Expected return on fund assets	(149.6)	(139.3)	(0.2)	(0.2)
Recognized net actuarial loss	17.8	1.7	1.3	0.7
Amortization of prior service costs	3.3	5.7	(0.4)	(0.3)

Net periodic benefit cost	$9.2	$5.4	$11.6	$10.9

		For the nine months
		ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2010	2009	2010	2009

Current service cost (benefits earned by employees in the period)	$64.8	$50.6	$11.7	$10.8
Interest cost on benefit obligation	348.3	361.8	21.0	21.9
Expected return on fund assets	(448.8)	(418.3)	(0.6)	(0.7)
Recognized net actuarial loss	53.4	5.5	3.9	2.6
Amortization of prior service costs	9.9	17.1	(1.2)	(1.1)
Settlement gain (1)	—	—	—	(8.7)

Net periodic benefit cost	$27.6	$16.7	$34.8	$24.8

(1)	Settlement gains resulted from certain post-retirement benefit obligations being assumed by a U.S. national multi-employer benefit plan.
12	Interest paid

Interest paid in the nine months ended September 30, 2010, included an amount previously accrued of $71.7 million in relation to a long-term debt that matured in June 2010.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
13	Variable interest entities

The Company leases equipment from certain trusts, which have been determined to be variable interest entities financed by a combination of debt and equity provided by unrelated third parties. The lease agreements, which are classified as operating leases, have a fixed price purchase option which create the Company’s variable interest and result in the trusts being considered variable interest entities. These fixed price purchase options are set at the estimated fair market value as determined at the inception of the lease and could provide the Company with potential gains. These options are considered variable interests, however, they are not expected to provide a significant benefit to the Company.

Responsibility for maintaining and operating the leased assets according to specific contractual obligations outlined in the terms of the lease agreements and industry standards is the Company’s. The rigor of the contractual terms of the lease agreements and industry standards are such that the Company has limited discretion over the maintenance activities associated with these assets. As such the Company concluded these terms do not provide the Company with the power to direct the activities of the variable interest entities in a way that has a significant impact on the entities’ economic performance.

The financial exposure to the Company as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2010 lease payments after tax will amount to $9.8 million. Future minimum lease payments, before tax, of $245.8 million will be payable over the next 20 years (Note 14).

The Company does not guarantee the residual value of the assets to the lessor, however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.

As the Company’s actions and decisions do not significantly effect the variable interest entities’ performance, and the Company’s fixed purchase price option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities. As the leases are considered to be operating leases, the Company does not recognize any balances in the Consolidated Balance Sheet in relation to the variable interest entities.

14	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2010, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At September 30, 2010, the Company had committed to total future capital expenditures amounting to $231.8 million and operating expenditures amounting to $1,639.6 million for the years 2010-2028.

Operating lease commitments

At September 30, 2010, minimum payments under operating leases were estimated at $827.5 million in aggregate, with annual payments in each of the next five years of: balance of 2010 — $37.8 million; 2011 — $132.4 million; 2012 — $120.2 million; 2013 — $104.6 million; 2014 — $78.2 million.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
14	Commitments and contingencies (continued)

Environmental remediation accruals

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. Payments are expected to be made over 10 years to 2020.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” and to “Purchased services and other” within operating expenses. The amount charged to income in the three and nine months ended September 30, 2010 was $1.2 million and $2.7 million respectively (three and nine months ended September 30, 2009 — charges of $0.8 million and $2.4 million, respectively).

Guarantees

At September 30, 2010, the Company had residual value guarantees on operating lease commitments of $166.7 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company accrues for all guarantees that it expects to pay. At September 30, 2010, these accruals amounted to $8.8 million.

15	Reconciliation of U.S. GAAP to Canadian GAAP

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. The material differences between U.S. GAAP and Canadian generally accepted accounting principles (“Canadian GAAP”) as they relate to the Company are explained and quantified below, along with their effect on the Company’s Consolidated Statement of Income and Consolidated Balance Sheet.
(a)	Accounting for derivative instruments and hedging: The measurement and recognition rules for derivative instruments and hedging under Canadian GAAP are largely harmonized with U.S. GAAP. However, under Canadian GAAP, only the ineffective portion of a net investment hedge that represents an over hedge is recognized in income, whereas under U.S. GAAP, any ineffective portion is recognized in income immediately.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)
(b)	Pensions and post-retirement benefits: The Company is required to recognize the over or under funded status of defined benefit pension and other post-retirement benefit plans on the balance sheet under U.S. GAAP. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected benefit obligation for pension plans and the accumulated benefit obligation for other post-retirement benefit plans. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of other comprehensive income (“OCI”), net of tax. Under Canadian GAAP the over or under funded status of defined benefit pension and post-retirement benefit plans is not recognized in the balance sheet. Canadian GAAP recognizes an asset for contributions made in excess of amounts recognized as expense in the Consolidated Statement of Income and a liability when contributions are less than amounts recognized as expense.

Prior service costs are amortized under Canadian GAAP and U.S. GAAP. However, the period over which costs related to events before 2000 are amortized differs between Canadian GAAP and U.S. GAAP.

(c)	Post-employment benefits: Post-employment benefits are covered by the CICA Section 3461 “Employee Future Benefits”. Consistent with accounting for post-retirement benefits, the policy permits amortization of actuarial gains and losses if they fall outside of the corridor. Under U.S. GAAP, such gains and losses on post-employment benefits that do not vest or accumulate are included immediately in income.

(d)	Termination and severance benefits: Termination and severance benefits are covered by the CICA Section 3461 “Employee Future Benefits” and the CICA Emerging Issues Committee Abstract 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and was being amortized to income. During the first quarter of 2009 this transitional asset was fully amortized. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

(e)	Stock-based compensation: U.S. GAAP requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, TSARs, PSUs, RSUs, and DSUs. TSARs, PSUs, RSUs, and DSUs are subsequently re-measured at fair value each reporting period. Under Canadian GAAP, liability awards that are settled, such as TSARs, PSUs, RSUs and DSUs, are accounted for using the intrinsic method. U.S. GAAP also requires that CP accounts for forfeitures on an estimated basis. Under Canadian GAAP, CP has elected to account for forfeitures on an actual basis as they occur.

(f)	Internal use software: Under U.S. GAAP certain costs, including preliminary project phase costs, are expensed as incurred. These costs are capitalized and depreciated under Canadian GAAP.

(g)	Capitalization of interest: U.S. GAAP requires interest costs to be capitalized for all qualifying capital programs. Under Canadian GAAP capitalization of interest is a policy choice and the Company expenses interest related to capital projects undertaken during the year unless specific debt is attributed to a capital program. Differences in GAAP result in additional capitalization of interest under U.S. GAAP and subsequent related depreciation.

(h)	Joint venture: The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. Until April 1, 2009, the Company accounted for its joint-venture interest in the DRTP under Canadian GAAP using the proportionate consolidation method. During the second quarter of 2009, the Company completed a sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. Effective April 1, 2009, the Company discontinued proportionate consolidation and accounts for its remaining investment in the DRTP under the equity method of accounting. U.S. GAAP requires the equity method of accounting to be applied to interests in joint ventures. This had no effect on net income as it represents a classification difference within the Consolidated Statement of Income and Consolidated Balance Sheet for periods prior to April, 2009.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)
(i)	Long-term debt: Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are netted against each other. U.S. GAAP does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into contracts with a financial institution resulting in a receivable amount and long-term debt payable. In the second quarter of 2010, these contracts were unwound eliminating this difference.

As well, transaction costs have been added to the fair value of the “Long-term debt” under Canadian GAAP whereas under U.S. GAAP such costs are recorded separately with “Other assets”.

(j)	Capital leases: Under U.S. GAAP, certain leases, which are recorded as capital leases under Canadian GAAP, do not meet the criteria for capital leases and are recorded as operating leases. These relate to equipment leases, previously recorded as operating leases under Canadian and U.S. GAAP, which were renewed within the last 25 percent of the equipment’s useful life.

(k)	Investment tax credits: Under U.S. GAAP investment tax credits are credited against income tax expense whereas under Canadian GAAP these tax credits are offset against the related operating expense. There is no impact to net income as a result of this GAAP difference. In addition, U.S. GAAP includes investment tax credit carryforwards within “Deferred income taxes” on the balance sheet while these are included in “Other assets” under Canadian GAAP.

(l)	Gain on sale of significant properties: Under U.S. GAAP these gains are credited against operating expenses while Canadian GAAP permits recognition of these gains after operating income.

(m)	Cash flows: There are no material differences between cash flows under U.S. GAAP and Canadian GAAP.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

Comparative income statement

Consolidated net income is reconciled from Canadian to U.S. GAAP below:

(in millions of Canadian dollars, except per share data)	Three months ended September 30
	2010			2009
	Canadian	U.S. GAAP	U.S.	Canadian	U.S. GAAP	U.S.
	GAAP	adjustments	GAAP	GAAP(1)	adjustments	GAAP
Revenues
Freight (h)	$1,250.8	$—	$1,250.8	$1,086.6	$—	$1,086.6
Other (h)	35.4	—	35.4	34.9	(3.4)	31.5

	1,286.2	—	1,286.2	1,121.5	(3.4)	1,118.1

Operating expenses
Compensation and benefits (b, c, d, e, f)	366.6	(1.4)	365.2	321.4	1.0	322.4
Fuel	166.1	—	166.1	134.0	—	134.0
Materials (f)	38.9	4.3	43.2	46.5	(1.2)	45.3
Equipment rents (j)	53.2	0.4	53.6	51.2	0.3	51.5
Depreciation and amortization (f, g, h, j, k)	123.5	0.4	123.9	118.3	3.3	121.6
Purchased services and other (c, f, h, k)	200.9	(4.4)	196.5	185.6	(6.1)	179.5
Gain on sale of significant properties (l)	—	—	—	—	(79.1)	(79.1)

	949.2	(0.7)	948.5	857.0	(81.8)	775.2

Operating income	337.0	0.7	337.7	264.5	78.4	342.9

Gain on sale of significant properties (l)	—	—	—	79.1	(79.1)	—
Less:
Other (income) and charges (a)	3.2	(2.2)	1.0	0.1	1.2	1.3
Interest expense (g, j)	59.9	0.7	60.6	64.7	(9.7)	55.0

Income before income tax expense	273.9	2.2	276.1	278.8	7.8	286.6

Income tax expense (recovery) (k) (2)	79.8	(1.0)	78.8	80.4	(3.1)	77.3

Net income	$194.1	$3.2	$197.3	$198.4	$10.9	$209.3

Basic earnings per share	$1.15	$0.02	$1.17	$1.19	$0.06	$1.25

Diluted earnings per share	$1.15	$0.02	$1.17	$1.18	$0.06	$1.24

(1)	Restated for the Company’s changes in accounting policies in relation to the accounting for rail grinding, discussed in Note 2 to these consolidated financial statements, and for locomotive overhauls and amortization of pension plan amendments for unionized employees, discussed in Note 2 of the Company’s 2009 annual consolidated financial statements. In addition, certain revenue and operating expense items have been reclassified in order to be consistent with U.S. GAAP presentation.

(2)	Adjustment for income tax expense (recovery) includes the tax effect of other U.S. to Canadian GAAP differences, in addition to the impact of difference (k) Investment tax credits.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

Comparative income statement

Consolidated net income is reconciled from Canadian to U.S. GAAP below:

(in millions of Canadian dollars, except per share data)	Nine months ended September 30
	2010			2009
	Canadian	U.S. GAAP	U.S.	Canadian	U.S. GAAP	U.S.
	GAAP	adjustments	GAAP	GAAP(1)	adjustments	GAAP
Revenues
Freight (h)	$3,591.2	$—	$3,591.2	$3,166.5	$(2.5)	$3,164.0
Other (h)	96.0	—	96.0	121.2	(26.2)	95.0

	3,687.2	—	3,687.2	3,287.7	(28.7)	3,259.0

Operating expenses
Compensation and benefits (b, c, d, e, f)	1,061.0	7.7	1,068.7	965.2	24.7	989.9
Fuel	525.7	—	525.7	422.7	—	422.7
Materials (f)	149.5	8.7	158.2	175.1	0.4	175.5
Equipment rents (j)	156.5	1.0	157.5	172.0	1.0	173.0
Depreciation and amortization (f, g, h, j, k)	366.7	1.7	368.4	357.1	3.9	361.0
Purchased services and other (c, f, h, k)	603.7	(13.4)	590.3	565.9	(12.5)	553.4
Gain on sale of significant properties (l)	—	—	—	—	(79.1)	(79.1)

	2,863.1	5.7	2,868.8	2,658.0	(61.6)	2,596.4

Operating income	824.1	(5.7)	818.4	629.7	32.9	662.6

Gain on sale of significant properties (l)	—	—	—	79.1	(79.1)	—
Gain on sale of partnership interest	—	—	—	81.2	—	81.2
Less:
Other (income) and charges (a)	(2.4)	(4.9)	(7.3)	21.8	(2.4)	19.4
Interest expense (g, j)	196.4	(4.3)	192.1	210.4	(11.2)	199.2

Income before income tax expense	630.1	3.5	633.6	557.8	(32.6)	525.2

Income tax expense (recovery) (k) (2)	168.1	0.6	168.7	142.4	(21.0)	121.4

Net income	$462.0	$2.9	$464.9	$415.4	$(11.6)	$403.8

Basic earnings per share	$2.74	$0.02	$2.76	$2.51	$(0.07)	$2.44

Diluted earnings per share	$2.73	$0.02	$2.75	$2.50	$(0.07)	$2.43

(1)	Restated for the Company’s changes in accounting policies in relation to the accounting for rail grinding, discussed in Note 2 to these consolidated financial statements, and for locomotive overhauls and amortization of pension plan amendments for unionized employees, discussed in Note 2 of the Company’s 2009 annual consolidated financial statements. In addition, certain revenue and operating expense items have been reclassified in order to be consistent with U.S. GAAP presentation.

(2)	Adjustment for income tax expense (recovery) includes the tax effect of other U.S. to Canadian GAAP differences, in addition to the impact of difference (k) Investment tax credits.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

Consolidated balance sheet

The Consolidated Balance Sheet is reconciled from Canadian to U.S. GAAP below:

(in millions of Canadian dollars)	September 30, 2010			December 31, 2009
	Canadian	U.S. GAAP	U.S.	Canadian	U.S. GAAP	U.S.
	GAAP	adjustments	GAAP	GAAP(1)	adjustments	GAAP
Assets
Current assets
Cash and cash equivalents	$267.8	$—	$267.8	$679.1	$—	$679.1
Accounts receivable, net (i)	533.3	—	533.3	441.0	214.1	655.1
Materials and supplies	124.5	—	124.5	132.7	—	132.7
Deferred income taxes	103.8	—	103.8	128.1	—	128.1
Other current assets	54.8	—	54.8	46.5	—	46.5

	1,084.2	—	1,084.2	1,427.4	214.1	1,641.5

Investments	154.6	—	154.6	156.7	—	156.7
Net properties (e, f, g, j)	11,861.3	95.9	11,957.2	11,878.8	99.7	11,978.5
Goodwill and intangible assets	196.8	—	196.8	202.3	—	202.3
Other assets (b, i, k)	2,676.3	(2,538.3)	138.0	1,777.2	(1,601.4)	175.8

Total assets	$15,973.2	$(2,442.4)	$13,530.8	$15,442.4	$(1,287.6)	$14,154.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (e)	$1,025.2	$13.5	$1,038.7	$990.9	$9.8	$1,000.7
Long-term debt maturing within one year (i, j)	42.3	(0.9)	41.4	392.1	213.2	605.3

	1,067.5	12.6	1,080.1	1,383.0	223.0	1,606.0

Pension and other benefits liabilities (b, c)	—	585.3	585.3	—	1,453.9	1,453.9
Other long-term liabilities (b, c, e)	795.0	(322.6)	472.4	790.2	(310.3)	479.9
Long-term debt (i, j)	4,439.1	(50.1)	4,389.0	4,102.7	35.5	4,138.2
Future / deferred income taxes (b, c, e, f, g, j, k)	2,668.7	(736.5)	1,932.2	2,523.2	(704.5)	1,818.7

Total liabilities	8,970.3	(511.3)	8,459.0	8,799.1	697.6	9,496.7

Shareholders’ equity
Share capital (e)	1,779.8	26.1	1,805.9	1,746.4	24.7	1,771.1
Contributed surplus / Additional paid-in capital (e)	29.8	(4.3)	25.5	33.5	(2.7)	30.8
Accumulated other comprehensive income (loss) (a, b)	52.0	(1,744.5)	(1,692.5)	51.1	(1,795.8)	(1,744.7)
Retained income / earnings (a, b, c, e, f, g, j)	5,141.3	(208.4)	4,932.9	4,812.3	(211.4)	4,600.9

	7,002.9	(1,931.1)	5,071.8	6,643.3	(1,985.2)	4,658.1

Total liabilities and shareholders’ equity	$15,973.2	$(2,442.4)	$13,530.8	$15,442.4	$(1,287.6)	$14,154.8

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

(1)	Restated for the Company’s changes in accounting policies in relation to the accounting for rail grinding, discussed in Note 2 to these consolidated financial statements, and for locomotive overhauls and amortization of pension plan amendments for unionized employees, discussed in Note 2 of the Company’s 2009 annual consolidated financial statements. In addition, certain items have been reclassified in order to be consistent with U.S. GAAP presentation.
Disclosures required by Canadian GAAP

Future accounting changes

U.S. GAAP / International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, SEC registrants were to adopt U.S. GAAP on or before this date. Commencing on January 1, 2010, CP adopted U.S. GAAP for its financial reporting, which is consistent with the reporting of other North American Class I railways. As a result, CP will not be adopting IFRS in 2011.

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new standards:

Business Combinations, Section 1582

This section which replaces the former Section 1581 “Business Combinations” and provides the Canadian equivalent to IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and to recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed.

Consolidated Financial Statements, Section 1601 and Non-controlling Interests, Section 1602

These two sections replace Section 1600 “Consolidated Financial Statements”. Section 1601 “Consolidated Financial Statements” carries forward guidance from Section 1600 “Consolidated Financial Statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling Interests”, requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011 and therefore will not impact the Company as it has adopted U.S. GAAP for financial reporting.

Capital disclosures

The Company’s objectives when managing its capital are:
•	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk while providing an appropriate return to its shareholders;

•	to manage capital in a manner which balances the interests of equity and debt holders;

•	to manage capital in a manner that will maintain compliance with its financial covenants;

•	to manage its long-term financing structure to maintain its investment grade rating; and

•	to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.
The Company defines its capital as follows:
•	shareholders’ equity;

•	long-term debt, including the current portion thereof; and

•	short-term borrowing.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may, among other things, adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, and/or issue new debt to replace existing debt with different characteristics.

The Company monitors capital using a number of key financial metrics, including:
•	debt to total capitalization; and

•	interest coverage ratio.
The calculations for the aforementioned key financial metrics are as follows:

Debt to total capitalization

Debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest coverage ratio

Interest coverage ratio is measured, on a twelve month rolling basis, as adjusted EBIT divided by interest expense. Adjusted EBIT excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/asset-backed commercial paper (“ABCP”), the gains on sales of partnership interest and significant properties and the loss on termination of a lease with a shortline railway as these are not in the normal course of business and foreign exchange gains and losses on long-term debt, which can be volatile and short term. The interest coverage ratio and adjusted EBIT are non-GAAP measures and do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

(in millions of Canadian dollars, U.S. GAAP)			September 30,
			2009 Restated
	Guidelines	September 30, 2010	(See Note 2)

Long-term debt		$4,389.0	$3,732.6
Long-term debt maturing within one year		41.4	600.0
Short-term borrowing		—	57.7

Total debt		$4,430.4	$4,390.3

Shareholders’ equity		$5,071.8	$5,065.5
Total debt		4,430.4	4,390.3

Total debt plus equity		$9,502.2	$9,455.8

Operating income for the twelve months ended September 30		$985.9	$949.8

Gain on sale of significant properties		—	(79.1)
Loss on termination of lease with shortline railway		54.5	—
Other income and charges		14.3	(22.2)
Gain in long-term floating rate notes/ABCP		(3.1)	(6.3)
Foreign exchange gain on long-term debt		(10.8)	(0.5)
Equity income in DM&E		—	10.4

Adjusted EBIT(1)(2) for the twelve months ended September 30		$1,040.8	$852.1

Total debt		$4,430.4	$4,390.3
Total debt plus equity		$9,502.2	$9,455.8

Total debt to total capitalization	No more than 50.0%	46.6%	46.4%

Adjusted EBIT(1)(2)		$1,040.8	$852.1
Interest expense(2)		$260.5	$272.3

Interest coverage ratio(1)(2)	No less than 4.0	4.0	3.1

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The amount is calculated on a twelve month rolling basis.
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. The interest coverage ratio has improved during the twelve-month period ended September 30, 2010 due to an increase in year-over-year adjusting earnings and a reduction in year-over-year interest expense.

The Company is subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

16	Reclassification of comparative figures

Certain comparative figures have been reclassified in order to be consistent with the 2010 presentation.

Summary of Rail Data
(Reconciliation of GAAP earnings to non-GAAP earnings on pages 2 and 3)

Third Quarter					Year-to-date
2010	2009(1)	Fav/(Unfav)%			2010	2009(1)	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$1,250.8	$1,086.6	$164.2	15.1	Freight revenue	$3,591.2	$3,164.0	$427.2	13.5
35.4	31.5	3.9	12.4	Other revenue	96.0	95.0	1.0	1.1

1,286.2	1,118.1	168.1	15.0		3,687.2	3,259.0	428.2	13.1

				Operating expenses
365.2	322.4	(42.8)	(13.3)	Compensation and benefits	1,068.7	989.9	(78.8)	(8.0)
166.1	134.0	(32.1)	(24.0)	Fuel	525.7	422.7	(103.0)	(24.4)
43.2	45.3	2.1	4.6	Materials	158.2	175.5	17.3	9.9
53.6	51.5	(2.1)	(4.1)	Equipment rents	157.5	173.0	15.5	9.0
123.9	121.6	(2.3)	(1.9)	Depreciation and amortization	368.4	361.0	(7.4)	(2.0)
196.5	179.5	(17.0)	(9.5)	Purchased services and other	590.3	553.4	(36.9)	(6.7)
—	(79.1)	(79.1)	(100.0)	Gain on sale of significant properties	—	(79.1)	(79.1)	(100.0)

948.5	775.2	(173.3)	(22.4)		2,868.8	2,596.4	(272.4)	(10.5)

337.7	342.9	(5.2)	(1.5)	Operating income	818.4	662.6	155.8	23.5

—	—	—	—	Gain on sale of partnership interest	—	81.2	(81.2)	(100.0)

				Less:
1.0	1.3	0.3	23.1	Other (income) and charges	(7.3)	19.4	26.7	137.6
60.6	55.0	(5.6)	(10.2)	Interest expense	192.1	199.2	7.1	3.6

276.1	286.6	(10.5)	(3.7)	Income before income tax expense	633.6	525.2	108.4	20.6
78.8	77.3	(1.5)	(1.9)	Income tax expense	168.7	121.4	(47.3)	(39.0)

$197.3	$209.3	$(12.0)	(5.7)	Net income	$464.9	$403.8	$61.1	15.1

$1.17	$1.25	$(0.08)	(6.4)	Basic earnings per share	$2.76	$2.44	$0.32	13.1

$1.17	$1.24	$(0.07)	(5.6)	Diluted earnings per share	$2.75	$2.43	$0.32	13.2

				Shares Outstanding
168.8	168.1	0.7	0.4	Weighted average (avg) number of shares outstanding (millions)	168.6	165.7	2.9	1.8
169.3	168.7	0.6	0.4	Weighted avg number of diluted shares outstanding (millions)	169.0	166.0	3.0	1.8

				Foreign Exchange
0.96	0.90	(0.06)	(6.7)	Average foreign exchange rate (US$/Canadian$)	0.96	0.85	(0.11)	(12.9)
1.04	1.11	(0.07)	(6.3)	Average foreign exchange rate (Canadian$/US$)	1.04	1.18	(0.14)	(11.9)

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

Summary of Rail Data (Page 2)
Adjusted Earnings Performance — Quarter
Non-GAAP Measures

									%
	Third Quarter 2010				Third Quarter 2009(1)				Adjusted
	Reported	Adjustments		Adjusted	Reported	Adjustments		Adjusted	(Non-GAAP)(2)
In millions, except per share data	(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)	(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)	Fav/(Unfav)

Revenues	$1,286.2	$—		$1,286.2	$1,118.1	$—		$1,118.1	15.0
Expenses	948.5	—		948.5	775.2	(79.1	)(6)	854.3	(11.0)

Operating income	337.7	—		337.7	342.9	(79.1)		263.8	28.0
Less:
Other (income) and charges	1.0	0.6	(3)	0.4	1.3	1.7	(7)	(0.4)	—
Interest expense	60.6	—		60.6	55.0	—		55.0	(10.2)

Income before income tax expense	276.1	0.6		276.7	286.6	(77.4)		209.2	32.3
Income tax expense	78.8	6.8	(4)	72.0	77.3	29.0	(8)	48.3	(49.1)

Net income	$197.3	$7.4		$204.7 (5)	$209.3	$(48.4)		$160.9 (5)	27.2

Operating ratio (%)	73.7	—		73.7	69.3	(7.1)		76.4	270 bps

Basic earnings per share	$1.17	$0.04		$1.21	$1.25	$(0.29)		$0.96	26.0
Diluted earnings per share	$1.17	$0.04		$1.21	$1.24	$(0.29)		$0.95	27.4

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies.

(3)	To exclude the gain in fair value of long-term floating rate notes of $0.4 million due to short-term market changes and a loss in foreign exchange on long-term debt (FX on LTD) of $1.0 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(4)	To exclude the tax expense associated with the gain in fair value of long-term floating rate notes of $0.1 million and the tax expense associated with the loss on FX on LTD of $6.7 million.

(5)	These adjusted figures are also referred to as “Income, before FX on LTD and other specified items”.

(6)	To exclude the gain of $79.1 million before tax which arose from the sale of significant properties.

(7)	To exclude the gain in fair value of long-term floating rate notes of $1.6 million due to short-term market changes and a loss in FX on LTD of $3.3 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(8)	To exclude the tax expense associated with the gain on sale of significant properties of $11.0 million, the tax expense associated with the gain in fair value of long-term floating rate notes of $0.3 million and the tax expense associated with the loss on FX on LTD of $17.7 million.

Summary of Rail Data (Page 3)
Adjusted Earnings Performance — Year-to-date
Non-GAAP Measures

									%
	Year-to-date 2010				Year-to-date 2009(1)				Adjusted
	Reported	Adjustments		Adjusted	Reported	Adjustments		Adjusted	(Non-GAAP)(2)
In millions, except per share data	(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)	(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)	Fav/(Unfav)

Revenues	$3,687.2	$—		$3,687.2	$3,259.0	$—		$3,259.0	13.1
Expenses	2,868.8	—		2,868.8	2,596.4	(79.1	)(6)	2,675.5	(7.2)

Operating income	818.4	—		818.4	662.6	(79.1)		583.5	40.3
Gain on sale of partnership interest	—	—		—	81.2	(81.2	)(7)	—	—
Less:
Other (income) and charges	(7.3)	(6.3	)(3)	(1.0)	19.4	(2.3	)(8)	21.7	—
Interest expense	192.1	—		192.1	199.2	—		199.2	3.6

Income before income tax expense	633.6	(6.3)		627.3	525.2	(162.6)		362.6	73.0
Income tax expense	168.7	5.5	(4)	163.2	121.4	51.5	(9)	69.9	(133.5)

Net income	$464.9	$(0.8)		$464.1 (5)	$403.8	$(111.1)		$292.7 (5)	58.6

Operating ratio (%)	77.8	—		77.8	79.7	(2.4)		82.1	430 bps

Basic earnings per share	$2.76	$(0.01)		$2.75	$2.44	$(0.67)		$1.77	55.4
Diluted earnings per share	$2.75	$—		$2.75	$2.43	$(0.67)		$1.76	56.3

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies.

(3)	To exclude the gain in fair value of long-term floating rate notes of $3.1 million due to short-term market changes and a gain in foreign exchange on long-term debt (FX on LTD) of $3.2 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(4)	To exclude the tax expense associated with the gain in fair value of long-term floating rate notes of $0.9 million and the tax expense associated with the gain on FX on LTD of $4.6 million.

(5)	These adjusted figures are also referred to as “Income, before FX on LTD and other specified items”.

(6)	To exclude the gain of $79.1 million before tax which arose from the sale of significant properties.

(7)	To exclude the gain of $81.2 million before tax which arose from the partial sale of the investment in the Detroit River Tunnel Partnership (“DRTP”).

(8)	To exclude the gain in fair value of long-term floating rate notes of $6.3 million due to short-term market changes and a loss in FX on LTD of $4.0 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(9)	To exclude the tax expense associated with the partial sale of the investment in DRTP of $12.5 million, the tax expense associated with the sale of significant properties of $11.0 million, the tax expense associated with the gain in fair value of long- term floating rate notes of $1.8 million and the tax expense associated with the loss on FX on LTD of $26.2 million.

Summary of Rail Data (Page 4)

Third Quarter					Year-to-date
2010	2009	Fav/(Unfav)%			2010	2009	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$300.2	$281.2	$19.0	6.8	- Grain	$835.9	$843.5	$(7.6)	(0.9)
118.4	119.7	(1.3)	(1.1)	- Coal	365.6	331.5	34.1	10.3
110.1	81.4	28.7	35.3	- Sulphur and fertilizers	342.8	224.2	118.6	52.9
47.1	45.8	1.3	2.8	- Forest products	134.7	133.3	1.4	1.1
240.3	195.5	44.8	22.9	- Industrial and consumer products	662.8	580.9	81.9	14.1
74.5	59.6	14.9	25.0	- Automotive	241.1	161.4	79.7	49.4
360.2	303.4	56.8	18.7	- Intermodal	1,008.3	889.2	119.1	13.4

$1,250.8	$1,086.6	$164.2	15.1	Total Freight Revenues	$3,591.2	$3,164.0	$427.2	13.5

				Millions of Revenue Ton-Miles (RTM)
8,842	8,458	384	4.5	- Grain	25,781	25,682	99	0.4
4,631	4,784	(153)	(3.2)	- Coal	14,207	12,504	1,703	13.6
3,997	2,747	1,250	45.5	- Sulphur and fertilizers	12,724	6,646	6,078	91.5
1,241	1,216	25	2.1	- Forest products	3,894	3,372	522	15.5
5,897	4,570	1,327	29.0	- Industrial and consumer products	15,950	12,891	3,059	23.7
461	417	44	10.6	- Automotive	1,566	1,127	439	39.0
6,848	5,829	1,019	17.5	- Intermodal	19,423	17,256	2,167	12.6

31,917	28,021	3,896	13.9	Total RTMs	93,545	79,478	14,067	17.7

				Freight Revenue per RTM (cents)
3.40	3.32	0.08	2.4	- Grain	3.24	3.28	(0.04)	(1.2)
2.56	2.50	0.06	2.4	- Coal	2.57	2.65	(0.08)	(3.0)
2.75	2.96	(0.21)	(7.1)	- Sulphur and fertilizers	2.69	3.37	(0.68)	(20.2)
3.80	3.77	0.03	0.8	- Forest products	3.46	3.95	(0.49)	(12.4)
4.07	4.28	(0.21)	(4.9)	- Industrial and consumer products	4.16	4.51	(0.35)	(7.8)
16.16	14.29	1.87	13.1	- Automotive	15.40	14.32	1.08	7.5
5.26	5.21	0.05	1.0	- Intermodal	5.19	5.15	0.04	0.8
3.92	3.88	0.04	1.0	Total Freight Revenue per RTM	3.84	3.98	(0.14)	(3.5)

				Carloads (thousands)
119.9	117.6	2.3	2.0	- Grain	349.0	348.4	0.6	0.2
83.2	84.2	(1.0)	(1.2)	- Coal	253.8	221.2	32.6	14.7
41.8	29.7	12.1	40.7	- Sulphur and fertilizers	129.3	76.9	52.4	68.1
18.2	17.4	0.8	4.6	- Forest products	53.0	50.4	2.6	5.2
106.4	86.6	19.8	22.9	- Industrial and consumer products	294.8	253.3	41.5	16.4
32.3	27.2	5.1	18.8	- Automotive	103.3	70.8	32.5	45.9
283.9	239.7	44.2	18.4	- Intermodal	803.9	721.9	82.0	11.4

685.7	602.4	83.3	13.8	Total Carloads	1,987.1	1,742.9	244.2	14.0

				Freight Revenue per Carload
$2,504	$2,391	$113	4.7	- Grain	$2,395	$2,421	$(26)	(1.1)
1,423	1,422	1	0.1	- Coal	1,441	1,499	(58)	(3.9)
2,634	2,741	(107)	(3.9)	- Sulphur and fertilizers	2,651	2,915	(264)	(9.1)
2,588	2,632	(44)	(1.7)	- Forest products	2,542	2,645	(103)	(3.9)
2,258	2,258	—	—	- Industrial and consumer products	2,248	2,293	(45)	(2.0)
2,307	2,191	116	5.3	- Automotive	2,334	2,280	54	2.4
1,269	1,266	3	0.2	- Intermodal	1,254	1,232	22	1.8

$1,824	$1,804	$20	1.1	Total Freight Revenue per Carload	$1,807	$1,815	$(8)	(0.4)

Summary of Rail Data (Page 5)

Third Quarter					Year-to-date
2010	2009(1)	Fav/(Unfav)%			2010	2009(1)	Fav/(Unfav)%

				Operations Performance

1.56	1.44	(0.12)	(8.3)	Total operating expenses per GTM (cents)(2)	1.59	1.68	0.09	5.4
1.56	1.60	0.04	2.5	Adjusted operating expenses exclusive of land sales per GTM (cents)(2)(3)	1.59	1.75	0.16	9.1

60,969	53,709	7,260	13.5	Freight gross ton-miles (GTM) (millions)	180,259	154,277	25,982	16.8
9,967	8,562	1,405	16.4	Train miles (000)	29,444	25,860	3,584	13.9

16,046	15,420	(626)	(4.1)	Average number of active employees — Total	15,401	15,209	(192)	(1.3)
13,961	13,352	(609)	(4.6)	Average number of active employees — Expense	13,866	13,669	(197)	(1.4)
16,042	15,416	(626)	(4.1)	Number of employees at end of period — Total	16,042	15,416	(626)	(4.1)
13,950	13,371	(579)	(4.3)	Number of employees at end of period — Expense	13,950	13,371	(579)	(4.3)
1.12	1.09	(0.03)	(2.8)	U.S. gallons of locomotive fuel per 1,000 GTMs — freight & yard	1.16	1.19	0.03	2.5
67.9	58.1	(9.8)	(16.9)	U.S. gallons of locomotive fuel consumed — total (millions)(4)	207.7	181.9	(25.8)	(14.2)
2.34	2.07	(0.27)	(13.0)	Average fuel price (U.S. dollars per U.S. gallon)	2.44	1.97	(0.47)	(23.9)

				Fluidity Data (including DM&E)
19.6	n/a	—	—	Average terminal dwell — AAR definition (hours)	21.2	n/a	—	—
23.0	n/a	—	—	Average train speed — AAR definition (mph)	23.1	n/a	—	—
146.8	n/a	—	—	Car miles per car day	141.7	n/a	—	—
55.1	n/a	—	—	Average daily active cars on-line (000)	56.9	n/a	—	—
1,002	n/a	—	—	Average daily active road locomotives on-line	1,005	n/a	—	—

				Fluidity Data (excluding DM&E)
19.6	20.7	1.1	5.3	Average terminal dwell — AAR definition (hours)	21.2	21.5	0.3	1.4
24.1	25.7	(1.6)	(6.2)	Average train speed — AAR definition (mph)	24.3	25.7	(1.4)	(5.4)
159.2	147.1	12.1	8.2	Car miles per car day	154.4	144.0	10.4	7.2
48.3	44.5	(3.8)	(8.5)	Average daily active cars on-line (000)	49.6	45.2	(4.4)	(9.7)
887	694	(193)	(27.8)	Average daily active road locomotives on-line	886	750	(136)	(18.1)

				Safety
1.58	2.13	0.55	25.8	FRA personal injuries per 200,000 employee-hours	1.58	1.85	0.27	14.6
1.73	1.80	0.07	3.9	FRA train accidents per million train-miles	1.67	1.90	0.23	12.1

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(3)	These earnings measures have no standardized meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies. Adjusted operating expenses exclusive of land sales per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of a gain on sale of significant properties for the three and nine months ended September 30, 2009 of $79.1 million and the exclusion of net gains on land sales of $2.8 million and $3.3 million for the three months ended September 30, 2010 and 2009, respectively, and $6.0 million and $27.8 million for the nine months ended September 30, 2010 and 2009, respectively. Please refer to pages 2 and 3, Adjusted Earnings Performance, Quarter and Year-to-date, Non-GAAP measures.

(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

n/a — not available

Canadian Pacific
Management’s Discussion and Analysis
for the three and nine months ended September 30, 2010
Table of Contents

1.0 BUSINESS PROFILE	2

2.0 STRATEGY	2

3.0 ADDITIONAL INFORMATION	2

4.0 FINANCIAL HIGHLIGHTS	3

5.0 OPERATING RESULTS	3

5.1 Income	3
5.2 Diluted Earnings per Share	3
5.3 Operating Ratio	4
5.4 Impact of Foreign Exchange on Earnings	4

6.0 NON-GAAP MEASURES	4

7.0 LINES OF BUSINESS	6

7.1 Volumes	6
7.2 Revenues	7
7.2.1 Freight Revenues	7
7.2.2 Other Revenues	8
7.2.3 Freight Revenue per Carload	8
7.2.4 Freight Revenue per Revenue Ton-Mile	9

8.0 PERFORMANCE INDICATORS	9

8.1 Efficiency and Other Indicators	10
8.2 Safety Indicators	10

9.0 OPERATING EXPENSES	11

10.0 OTHER INCOME STATEMENT ITEMS	13

11.0 QUARTERLY FINANCIAL DATA	14

12.0 CHANGES IN ACCOUNTING POLICY	15

12.1 2010 Accounting Changes	15

13.0 LIQUIDITY AND CAPITAL RESOURCES	16

13.1 Operating Activities	16
13.2 Investing Activities	16
13.3 Financing Activities	17
13.4 Free Cash	17

14.0 BALANCE SHEET	18

15.0 FINANCIAL INSTRUMENTS	19

16.0 OFF-BALANCE SHEET ARRANGEMENTS	21

17.0 CONTRACTUAL COMMITMENTS	21

18.0 FUTURE TRENDS AND COMMITMENTS	22

19.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT	23

19.1 Liquidity	24
19.2 Regulatory Authorities	24
19.3 Labour Relations	25
19.4 Availability of Qualified Personnel	26
19.5 Reliance on Technology	26
19.6 Environmental Laws and Regulations	26
19.7 Financial Risks	27
19.8 General and Other Risks	28

20.0 CRITICAL ACCOUNTING ESTIMATES	28

21.0 SYSTEMS, PROCEDURES AND CONTROLS	30

22.0 FORWARD-LOOKING INFORMATION	31

23.0 GLOSSARY OF TERMS	32
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2010. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), except as described in Section 6.0 Non-GAAP Measures of this MD&A.
October 27, 2010

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23.0 Glossary of Terms.
Unless otherwise indicated, all comparisons of results for the third quarter and year to date 2010 are against the results for the third quarter and year to date 2009. 2009 financial information, initially filed under Canadian generally accepted accounting principles, are presented under U.S. GAAP for the purposes of the comparison.
1.0 BUSINESS PROFILE
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 15,300 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
2.0 STRATEGY
Our vision is to be the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees. We seek to accomplish this objective through the following three-part strategy:
•	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
3.0 ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, annual U.S. GAAP MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

4.0 FINANCIAL HIGHLIGHTS
FINANCIAL HIGHLIGHTS

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions, except percentages and per-share data)	2010	2009(1)	2010	2009(1)

Revenues	$1,286.2	$1,118.1	$3,687.2	$3,259.0
Adjusted operating income(2)	337.7	263.8	818.4	583.5
Operating income	337.7	342.9	818.4	662.6
Income, before FX on LTD and other specified items(2)	204.7	160.9	464.1	292.7
Net income	197.3	209.3	464.9	403.8

Basic earnings per share	1.17	1.25	2.76	2.44
Diluted earnings per share	1.17	1.24	2.75	2.43
Diluted earnings per share, before FX on LTD and other specified items(2)	1.21	0.95	2.75	1.76
Dividends declared per share	0.2700	0.2475	0.7875	0.7425

Free cash(2)	(469.7)	276.1	(411.8)	256.0
Total assets at September 30	13,530.8	14,190.0	13,530.8	14,190.0
Total long-term financial liabilities at September 30(3)	4,537.2	3,908.0	4,537.2	3,908.0

Operating ratio	73.7%	69.3%	77.8%	79.7%
Adjusted operating ratio(2)	73.7%	76.4%	77.8%	82.1%

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 12.1.1 Rail Grinding).

(2)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Measures. A reconciliation of income and diluted earnings per share (“EPS”), before foreign exchange on long-term debt (“FX on LTD”) and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Measures. A reconciliation of free cash to GAAP increase in cash and cash equivalents is provided in Section 13.4 Free Cash.

(3)	Excludes deferred taxes: $1,932.2 million and $2,021.1 million; and other non-financial long-term liabilities of $909.5 million and $1,580.3 million at September 30, 2010 and 2009 respectively.
5.0 OPERATING RESULTS
5.1 Income
Operating income in the third quarter of 2010 was $337.7 million, a decrease of $5.2 million, or 1.5%, from $342.9 million in the third quarter of 2009, which included a $79.1 million gain on the sale of significant properties. Operating income for the nine months ended September 30, 2010 was $818.4 million, an increase of $155.8 million, or 23.5% from $662.6 million.
Adjusted operating income (discussed further in Section 6.0 Non-GAAP Measures), which excludes Other Specified Items was $337.7 million in the third quarter of 2010, an increase of $73.9 million, or 28.0%, from 2009 adjusted operating income of $263.8 million. The increase is due to a stronger economy reflected by a 13.9% volume growth as measured by revenue ton miles (“RTMs”). Adjusted operating income for the nine months ended September 30, 2010 was $818.4 million, an increase of $234.9 million, or 40.3% from $583.5 million on volume growth of 17.7% as measured by RTMs.
Adjusted operating income in the third quarter of 2010 and year-to-date increased primarily due to an increase in overall freight volumes and associated revenues as the economy continued to recover (discussed further in Section 7.0 Lines of Business) along with continued cost management activities (discussed further in Section 9.0 Operating Expenses).
Net income for the three months ended September 30, 2010 was $197.3 million, a decrease of $12.0 million, or 5.7%, from $209.3 million. Net income for the nine months ended September 30, 2010 was $464.9 million, up $61.1 million, or 15.1%, from $403.8 million for the same period in 2009. Net income for the three months ended September 30, 2010 decreased primarily due to the third quarter 2009 gain on sale of significant properties of $68.1 million after tax (discussed further in Section 6.2 Other Specified Items), increased interest expense and a higher effective tax rate, largely offset by increased operating income.
Net income for the nine months ended September 30, 2010 increased primarily due to higher adjusted operating income and the absence of debt tendering costs included in “Other income and charges” in 2009. These increases were partially offset by the 2009 gain on sale of partnership interest and gain on sale of significant properties, $68.7 million and $68.1 million after tax, respectively (discussed further in Section 6.2 Other Specified Items) and by an increase in income tax expense.
5.2 Diluted Earnings per Share
Diluted earnings per share (“EPS”) was $1.17 in the third quarter of 2010, a decrease of $0.07, or 5.6%. This decrease was primarily due to lower net income. Diluted EPS for the nine months ended September 30, 2010 was $2.75, an increase of $0.32, or 13.2%. This increase was primarily due to higher net income, offset slightly by an increase in the number of common shares.

Diluted EPS, before FX on LTD and other specified items (discussed further in Section 6.0 Non-GAAP Measures) was $1.21 in the third quarter of 2010, an increase of $0.26 or 27.4%. Diluted EPS, before FX on LTD and other specified items for the first nine months of 2010 was $2.75, an increase of $0.99, or 56.3%. These increases were primarily due to higher adjusted operating income driven by higher volumes and continued cost management activities.
5.3 Operating Ratio
The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. Operating ratio was 73.7% in the third quarter of 2010, compared with 69.3% in the third quarter of 2009 which included a gain on sale of significant properties. Operating ratio was 77.8% for the nine months ended September 30, 2010, compared with 79.7% for the same period in 2009.
Excluding certain other specified items our adjusted operating ratio (discussed further in Section 6.0 Non-GAAP Earnings and Section 6.2 Other Specified Items) improved 270 basis points to 73.7%, compared with 76.4% for the third quarter of 2009. Adjusted operating ratio was 77.8% for the first nine months of 2010, compared with 82.1% for the same period in 2009. These improvements were primarily due to an increase in freight revenues (discussed further in Section 7.0 Lines of Business) coupled with continued cost management activities (discussed further in Section 9.0 Operating Expenses).
5.4 Impact of Foreign Exchange on Earnings
Fluctuations in FX affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.
The Canadian dollar strengthened against the U.S. dollar by approximately 6% on average in the third quarter of 2010 and 12% in the nine months ended September 30, 2010, compared with the same periods in 2009. The average FX rate for converting Canadian dollars to U.S. dollars decreased to $1.04 in third-quarter 2010 from $1.11 in third-quarter 2009 and decreased to $1.04 for the first nine months of 2010 compared to $1.18 for the same period in 2009.
6.0 NON-GAAP MEASURES
We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude foreign exchange on long-term debt (“FX on LTD”), which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses.
These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Income, before FX on LTD and other specified items, or adjusted earnings, provides management with a measure of income that can help in a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted EPS, before FX on LTD and other specified items is also referred to as adjusted diluted EPS.
Adjusted operating income is calculated as revenues less adjusted operating expenses. Adjusted operating expenses is calculated as operating expenses less other specified operating expenses that do not typify normal business activities. This provides a measure of the profitability of the railway on an ongoing basis as it excludes other specified items. There were no such adjustments for the nine months ended September 30, 2010. For the same period in 2009 the gain on sale of significant properties of $79.1 million was excluded from operating expenses (discussed further in Section 9.0 Operating Expenses). Adjusted operating ratio is calculated as adjusted operating expenses divided by revenues. This provides the percentage of revenues used to operate the railway on an ongoing basis as it excludes certain other specific items.
The following table details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements.
Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from foreign exchange fluctuations. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is discussed further and is reconciled to the increase in cash and cash equivalents as presented in the financial statements in Section 13.4 Free Cash.
Interest coverage ratio is a metric used in assessing the Company’s debt servicing capabilities, but does not have a comparable GAAP measure to which it can be reconciled. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. Interest coverage ratio includes adjusted earnings before interest and taxes (“adjusted EBIT”) which can also be calculated as adjusted operating income less other income and charges, before FX on LTD and other specified items. The ratio reported quarterly is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 13.3.2 Interest Coverage Ratio.
RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES
(in millions, except diluted EPS)

	For the three months ended		For the nine months ended
	September 30		September 30
	2010	2009(1)	2010	2009(1)

Adjusted operating income(2) (3)	$337.7	$263.8	$818.4	$583.5

Other (income) and charges, before FX on LTD and other specified items(2)	0.4	(0.4)	(1.0)	21.7
Interest expense	60.6	55.0	192.1	199.2
Income tax expense, before income tax on FX on LTD and other specified items(2)	72.0	48.3	163.2	69.9

Income, before FX on LTD and other specified items(2)	204.7	160.9	464.1	292.7

Foreign exchange gain (loss) on long-term debt
FX on LTD	(1.0)	(3.3)	3.2	(4.0)
Income tax expense	(6.7)	(17.7)	(4.6)	(26.2)

FX on LTD, net of tax	(7.7)	(21.0)	(1.4)	(30.2)
Other specified items
Gain on Sale of Partnership Interest	—	—	—	81.2
Income tax expense	—	—	—	(12.5)

Gain on Sale of Partnership Interest, net of tax	—	—	—	68.7
Gain on sale of significant properties	—	79.1	—	79.1
Income tax expense	—	(11.0)	—	(11.0)

Gain on sale of significant properties, net of tax	—	68.1	—	68.1
Gain in fair value of long-term floating rate notes	0.4	1.6	3.1	6.3
Income tax expense	(0.1)	(0.3)	(0.9)	(1.8)

Gain in fair value of long-term floating rate notes, net of tax	0.3	1.3	2.2	4.5

Net income	$197.3	$209.3	$464.9	$403.8

Diluted EPS	$1.17	$1.24	$2.75	$2.43
Diluted EPS, related to FX on LTD, net of tax(2)	0.04	0.12	0.01	0.18
Diluted EPS, related to other specified items, net of tax(2)	—	(0.41)	(0.01)	(0.85)

Diluted EPS, before FX on LTD and other specified items(2)	$1.21	$0.95	$2.75	$1.76

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 12.1.1 Rail Grinding)

(2)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(3)	Adjusted operating income is calculated as revenues less adjusted operating expenses. Adjusted operating expenses are discussed further in Section 9.0 Operating Expenses.
6.1 Foreign Exchange Gains and Losses on Long-Term Debt
FX on LTD arises mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and will only be realized when U.S. dollar-denominated long-term debt (“LTD”) matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. A large portion of our U.S. dollar-denominated debt is designated as a hedge of our net investments in U.S. subsidiaries, discussed further in Section 15.2.1 Net Investment Hedge.
On a pre-tax basis, we recorded a FX loss on LTD of $1.0 million in the third quarter of 2010, as the Canadian dollar exchange rate strengthened to $1.03 relative to the U.S. dollar, compared with $1.06 on June 30, 2010. We recorded a pre-tax FX gain on LTD of $3.2 million for the first nine months of 2010, as the Canadian dollar strengthened from $1.05 at December 31, 2009, relative to the U.S. dollar. We recorded a FX loss on LTD of $3.3 million before tax in third-quarter 2009 and a loss of $4.0 million before tax in the first nine months of 2009. The FX gains and losses on LTD reflect our hedge of our net investments in U.S. subsidiaries.
Income tax expense (or recovery) related to FX on LTD is discussed further in Section 10.4 Income Taxes.
6.2 Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. Other specified items also include short term fair value adjustments of certain items that are settled in the long term, specifically fair value adjustments of long-term floating rate notes.
For the third quarter of 2010 we recorded an unrealized gain of $0.4 million before tax ($0.3 million after tax) as a result of the change in the market assumptions used to estimate the fair value of our investment in long-term floating rate notes (discussed further in Section 20.6 Fair Value of Investment in Long-term Floating Rate Notes).
For the nine months ended September 30, 2010 we recorded an unrealized gain of $3.1 million before tax ($2.2 million after tax) as a result of the changes in the market assumptions used to estimate the fair value of our investment in long-term floating rate notes (discussed further in Section 20.6 Fair Value of Investment in Long-term Floating Rate Notes).
In the third quarter of 2009 we recorded a gain of $79.1 million ($68.1 million after tax) on the sale of Windsor Station in Montreal, and a land sale in Western Canada (discussed further in Section 9.7.1 Gain on Sales of Significant Properties).
For the first nine months of 2009, there were an additional two other specified items included in net income as follows:
•	In the second quarter of 2009, we recorded a gain of $81.2 million ($68.7 million after tax) on the sale of a partnership interest in the Detroit River Tunnel Partnership (“DRTP”) (discussed further in Section 10.1 Gain on Sale of Partnership Interest).
•	Also in the first nine months of 2009, the Company recorded realized gains from settlement of and unrealized gains from the change in estimated fair value of long-term floating rate notes totalling $6.3 million ($4.5 million after tax) (discussed further in Section 20.6 Fair Value of Investment in Long-term Floating Rate Notes).
7.0 LINES OF BUSINESS
7.1 Volumes
VOLUMES

	For the three months ended			For the nine months ended
	September 30			September 30
			Variance			Variance
			%			%
	2010	2009	Fav/(unfav)	2010	2009	Fav/(unfav)

Carloads (in thousands)
Grain	119.9	117.6	2.0	349.0	348.4	0.2
Coal	83.2	84.2	(1.2)	253.8	221.2	14.7
Sulphur and fertilizers	41.8	29.7	40.7	129.3	76.9	68.1
Forest products	18.2	17.4	4.6	53.0	50.4	5.2
Industrial and consumer products	106.4	86.6	22.9	294.8	253.3	16.4
Automotive	32.3	27.2	18.8	103.3	70.8	45.9
Intermodal	283.9	239.7	18.4	803.9	721.9	11.4

Total carloads	685.7	602.4	13.8	1,987.1	1,742.9	14.0

Revenue ton-miles (“RTMs”) (in millions)
Grain	8,842	8,458	4.5	25,781	25,682	0.4
Coal	4,631	4,784	(3.2)	14,207	12,504	13.6
Sulphur and fertilizers	3,997	2,747	45.5	12,724	6,646	91.5
Forest products	1,241	1,216	2.1	3,894	3,372	15.5
Industrial and consumer products	5,897	4,570	29.0	15,950	12,891	23.7
Automotive	461	417	10.6	1,566	1,127	39.0
Intermodal	6,848	5,829	17.5	19,423	17,256	12.6

Total revenue ton-miles	31,917	28,021	13.9	93,545	79,478	17.7
Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
Volumes in the third quarter of 2010, as measured by total carloads, increased by 83,300 units, or 13.8% compared to 2009, and RTMs increased by 3.9 billion, or 13.9%, compared to 2009. Volumes in the first nine months of 2010 as measured by total carloads increased by 244,200 units, or 14.0% and RTMs increased by 14.1 billion, or 17.7% compared to 2009.

Carloads and RTMs continued to increase in the third quarter of 2010 as a result of higher demand driven by an improving economy, lead by an increased demand for sulphur and fertilizers. There were increased volumes in all lines of business except coal, which was relatively flat compared to the third quarter of 2009.
Volumes for the first nine months of 2010 also benefited from an improved economy, as well as inventory replenishment benefiting the majority of our lines of business in the first half of 2010 and a rebound in coal and fertilizer volumes.
7.2 Revenues
REVENUES

	For the three months			For the nine months
	ended September 30			ended September 30
			Variance			Variance
			%			%
(in millions)	2010	2009	Fav/(unfav)	2010	2009	Fav/(unfav)

Grain	$300.2	$281.2	6.8	$835.9	$843.5	(0.9)
Coal	118.4	119.7	(1.1)	365.6	331.5	10.3
Sulphur and fertilizers	110.1	81.4	35.3	342.8	224.2	52.9
Forest products	47.1	45.8	2.8	134.7	133.3	1.1
Industrial and consumer products	240.3	195.5	22.9	662.8	580.9	14.1
Automotive	74.5	59.6	25.0	241.1	161.4	49.4
Intermodal	360.2	303.4	18.7	1,008.3	889.2	13.4

Total freight revenues	1,250.8	1,086.6	15.1	3,591.2	3,164.0	13.5

Other revenue	35.4	31.5	12.4	96.0	95.0	1.1

Total revenues	$1,286.2	$1,118.1	15.0	$3,687.2	$3,259.0	13.1

CP’s revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees and passenger revenue.
7.2.1 Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,250.8 million in the third quarter of 2010, an increase of $164.2 million, or 15.1% from $1,086.6 million. Freight revenues were $3,591.2 million in the first nine months of 2010, an increase of $427.2 million, or 13.5%, from $3,164.0 million the same period in 2009. These increases were driven primarily by higher traffic volumes and an increase in revenues from the fuel cost recovery program due to fuel price changes. These improvements were partially offset by the approximately $27 million unfavourable impact of the change in foreign exchange on U.S. dollar-denominated revenue for the third quarter and approximately $174 million for the nine months ended September 30, 2010.
7.2.1.1 Fuel Cost Recovery Program
A change in fuel prices may adversely impact the Company’s profitability. As such, CP employs fuel cost recovery programs designed to respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices. CP utilizes a 15 day average fuel index price to further reduce fuel price volatility exposure.
7.2.1.2 Grain
Grain revenues for the third quarter of 2010 were $300.2 million, an increase of $19.0 million, or 6.8%, from $281.2 million. This increase was driven by strong export grain demand, increased freight rates, and higher fuel surcharge revenues due to the change in fuel price and was partially offset by the unfavourable impact in the change in FX. Grain revenues for the first nine months of 2010 were $835.9 million, a decrease of $7.6 million, or 0.9%, from $843.5 million for the same period in 2009. Grain revenues in the first nine months of 2010 were relatively flat due to modest volume and price gains, partially offset by the unfavourable impact in FX.
7.2.1.3 Coal
Coal revenues for the third quarter of 2010 were $118.4 million, a decrease of $1.3 million, or 1.1%, from $119.7 million. Revenues were essentially flat compared to third quarter 2009. Coal revenues for the nine months ended September 30, 2010 were $365.6 million, an increase of $34.1 million, or 10.3%, from $331.5 million. Revenues in the first nine months increased due to an increase in demand for export metallurgical coal to Asia and higher fuel surcharge revenues in 2010.

7.2.1.4 Sulphur and Fertilizers
Sulphur and fertilizers revenues for the third quarter of 2010 were $110.1 million, an increase of $28.7 million, or 35.3%, from $81.4 million. For the first nine months of 2010, these revenues were $342.8 million, an increase of $118.6 million, or 52.9%, from $224.2 million for the same period in 2009. These increases were primarily due to increased export and domestic potash volumes, partially offset by the unfavourable impact of the change in FX.
7.2.1.5 Forest Products
Forest products revenues for the third quarter of 2010 were $47.1 million, an increase of $1.3 million, or 2.8%, from $45.8 million. The increase was due to greater shipments of pulp and paper products, increased freight rates, and higher fuel surcharge revenues due to the change in fuel price. These increases were partially offset by the unfavourable impact of the change in FX. For the nine months ended September 30, 2010, these revenues were $134.7 million, an increase of $1.4 million, or 1.1% from $133.3 million, essentially flat compared to the nine months ended September 30, 2009.
7.2.1.6 Industrial and Consumer Products
Industrial and consumer products revenues for the third quarter of 2010 were $240.3 million, an increase of $44.8 million, or 22.9%, from $195.5 million. For the first nine months of 2010, these revenues were $662.8 million, an increase of $81.9 million, or 14.1%, from $580.9 million for the same period in 2009. These increases were primarily due to increased shipments of steel, plastics, aggregates and ethanol driven by the improvement in the North American economy, increased freight rates, and higher fuel surcharge revenues due to the change in fuel price. These increases were partially offset by the unfavourable impact of the change in FX.
7.2.1.7 Automotive
Automotive revenues for the third quarter of 2010 were $74.5 million, an increase of $14.9 million, or 25.0%, from $59.6 million. For the first nine months of 2010, these revenues were $241.1 million, an increase of $79.7 million, or 49.4%, from $161.4 million for the same period in 2009. Increases were driven by increased auto production, increased freight rates and the absence of a series of unusual plant shutdowns and curtailments caused by restructuring of U.S. automakers in 2009. These increases were partially offset by the unfavourable impact of the change in FX.
7.2.1.8 Intermodal
Intermodal revenues for the third quarter of 2010 were $360.2 million, an increase of $56.8 million, or 18.7%, from $303.4 million. For the first nine months of 2010, these revenues were $1,008.3 million, an increase of $119.1 million, or 13.4%, from $889.2 million. Growth was driven by higher overall import/export volumes through the Port Metro Vancouver, increased domestic container shipments, increased freight rates and higher fuel surcharge revenues due to the change in fuel price. These increases were partially offset by the unfavourable impact of the change in FX and lower overall import/export volumes through the Eastern Ports.
7.2.2 Other Revenues
Other revenues for the third quarter of 2010 were $35.4 million, an increase of $3.9 million, or 12.4%, from $31.5 million. Other revenues for the first nine months of 2010 were $96.0 million, an increase of $1.0 million, or 1.1%, from $95.0 million. The increases were primarily due to increased revenues from leasing and switching, partially offset by lower passenger revenues and the unfavourable impact of the change in FX.
7.2.3 Freight Revenue per Carload
FREIGHT REVENUE PER CARLOAD

($)	For the three months ended September 30			For the nine months ended September 30
			Variance			Variance
			%			%
	2010	2009	Fav/(unfav)	2010	2009	Fav/(unfav)

Grain	$2,504	$2,391	4.7	$2,395	$2,421	(1.1)
Coal	1,423	1,422	0.1	1,441	1,499	(3.9)
Sulphur and fertilizers	2,634	2,741	(3.9)	2,651	2,915	(9.1)
Forest products	2,588	2,632	(1.7)	2,542	2,645	(3.9)
Industrial and consumer products	2,258	2,258	—	2,248	2,293	(2.0)
Automotive	2,307	2,191	5.3	2,334	2,280	2.4
Intermodal	1,269	1,266	0.2	1,254	1,232	1.8

Total freight revenue per carload	$1,824	$1,804	1.1	$1,807	$1,815	(0.4)

Total freight revenue per carload in the third quarter of 2010 increased by 1.1% as increases in freight rates and increases in fuel surcharge revenues were partially offset by the unfavourable impacts of FX, which reduced the total freight per carload by 2.7%.
Total freight revenue per carload in the first nine months of 2010 was essentially flat. The negative impact of the change of FX, which reduced the total freight per carload by 5.7%, was partially offset by the positive impacts of increased freight rates and the favourable impact of increased fuel surcharge revenues due to the change in fuel price.
7.2.4 Freight Revenue per Revenue Ton-Mile
FREIGHT REVENUE PER REVENUE TON-MILE

(cents)	For the three months ended September 30			For the nine months ended September 30
			Variance			Variance
			%			%
	2010	2009	Fav/(unfav)	2010	2009	Fav/(unfav)

Grain	3.40	3.32	2.4	3.24	3.28	(1.2)
Coal	2.56	2.50	2.4	2.57	2.65	(3.0)
Sulphur and fertilizers	2.75	2.96	(7.1)	2.69	3.37	(20.2)
Forest products	3.80	3.77	0.8	3.46	3.95	(12.4)
Industrial and consumer products	4.07	4.28	(4.9)	4.16	4.51	(7.8)
Automotive	16.16	14.29	13.1	15.40	14.32	7.5
Intermodal	5.26	5.21	1.0	5.19	5.15	0.8

Total freight revenue per revenue ton-mile	3.92	3.88	1.0	3.84	3.98	(3.5)

Freight revenue per RTM in the third quarter of 2010 increased by 1.0% as increases in freight rates and fuel surcharge revenues were partially offset by the unfavourable impacts of FX of 2.7%.
Freight revenue per RTM in the first nine months of 2010 was negatively affected by a 5.6% negative impact of FX and the longer average length of haul and was partially offset by increases in the fuel surcharge revenues and freight rates.
8.0 PERFORMANCE INDICATORS
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 23.0 Glossary of Terms.
PERFORMANCE INDICATORS(1)

	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Consolidated data including DM&E
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	60,969	53,709	180,259	154,277
Train miles (thousands)	9,967	8,562	29,444	25,860
U.S. gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard	1.12	1.09	1.16	1.19
Average number of active employees — expense	13,961	13,352	13,866	13,669

CP data excluding DM&E
Efficiency and other indicators
Car miles per car day	159.2	147.1	154.4	144.0
Average terminal dwell (hours)	19.6	20.7	21.2	21.5
Average train speed (miles per hour)	24.1	25.7	24.3	25.7

Consolidated data including DM&E
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.58	2.13	1.58	1.85
FRA train accidents per million train-miles	1.73	1.80	1.67	1.90

(1)	Certain comparative period figures have been updated to reflect new information.

8.1 Efficiency and Other Indicators
GTMs increased by 13.5% in the third quarter of 2010 and increased by 16.8% for the first nine months of 2010. This was mainly due to an increase in traffic for all lines of business excluding coal, and an increase across all lines of business for the nine months ended September 30.
Train miles increased 16.4% in the third quarter of 2010 and increased 13.9% for the first nine months of 2010. This was mainly due to an increase in traffic across all lines of business excluding coal, and an increase across all lines of business for the nine months ended September 30.
U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity worsened by 2.8% in third-quarter 2010 primarily due to changes in traffic mix and return to service of less fuel efficient locomotives that were in temporary storage. U.S. gallons of locomotive fuel consumed per 1,000 GTMs improved by 2.5% in the first nine months of 2010. The improvement for year-to-date was primarily due to fuel conservation initiatives, our long train strategy and favourable weather conditions.
The average number of active expense employees for the third quarter of 2010 increased by 609, or 4.6% compared with the same period in 2009. The average number of expense employees for the first nine months of 2010 increased slightly by 197, or 1.4% compared with the same period in 2009. Layoffs commenced in the first quarter of 2009 in response to sharp declines in traffic volumes, peaked towards the end of the second quarter of 2009, and remained at a relatively high level, but below the peak level, throughout the third quarter of 2009 due to uncertainty around economic recovery. The sustained higher traffic volumes in 2010 necessitated the recall to work of most of the employees who were laid off, and has allowed us to maintain employee counts at a level consistent with the second quarter of 2010.
Car miles per car day improved by 8.2% in third-quarter 2010 and 7.2% in the first nine months of 2010 due to improved utilization of active cars.
Average terminal dwell, the average time a freight car remains in a terminal, improved 5.3% in the third quarter of 2010 and 1.4% in the first nine months of 2010. The improvement was due to our focus on handling blocks of cars outside of key terminals to improve asset velocity.
Average train speed was down by 6.2% in the third quarter of 2010 and down 5.4% in the nine months ending September 30, 2010. This was impacted by increased train volumes, mix and supply pipeline issues.
8.2 Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours for CP was 1.58 for the third quarter of 2010, compared with 2.13 in the same period of 2009. This rate was 1.58 for the first nine months of 2010, compared with 1.85 for the same period in 2009.
The FRA train accident rate for CP for the third quarter of 2010 was 1.73 accidents per million train-miles, compared with 1.80 in the same period of 2009. This rate was 1.67 for the first nine months of 2010, compared with 1.90 for the same period in 2009. We continue to be the industry leader in train operations safety.

9.0 OPERATING EXPENSES
OPERATING EXPENSES

(in millions)	For the three months ended September 30				For the nine months ended September 30
				Variance				Variance
			Variance	%			Variance	%
	2010	2009(1)	Fav/(unfav)	Fav/(unfav)	2010	2009(1)	Fav/(unfav)	Fav/(unfav)

Compensation and benefits	$365.2	$322.4	$(42.8)	(13.3)	$1,068.7	$989.9	$(78.8)	(8.0)
Fuel	166.1	134.0	(32.1)	(24.0)	525.7	422.7	(103.0)	(24.4)
Materials	43.2	45.3	2.1	4.6	158.2	175.5	17.3	9.9
Equipment rents	53.6	51.5	(2.1)	(4.1)	157.5	173.0	15.5	9.0
Depreciation and amortization	123.9	121.6	(2.3)	(1.9)	368.4	361.0	(7.4)	(2.0)
Purchased services and other	196.5	179.5	(17.0)	(9.5)	590.3	553.4	(36.9)	(6.7)

Adjusted operating expenses(2)	948.5	854.3	(94.2)	(11.0)	2,868.8	2,675.5	(193.3)	(7.2)

Gain on sale of significant properties	—	(79.1)	(79.1)	(100.0)	—	(79.1)	(79.1)	(100.0)

Total operating expenses	$948.5	$775.2	$(173.3)	(22.4)	$2,868.8	$2,596.4	$(272.4)	(10.5)

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 12.1.1 Rail Grinding).

(2)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Measures.
Operating expenses for the third quarter of 2010 were $948.5 million, an increase of $173.3 million, or 22.4%, from $775.2 million and $2,868.8 million for the first nine months of 2010, an increase of $272.4 million, or 10.5%, from $2,596.4 million, in the same periods of 2009.
Adjusted operating expenses for the third quarter of 2010 were $948.5 million, an increase of $94.2 million, or 11.0%, from $854.3 million and $2,868.8 million for the first nine months of 2010, an increase of $193.3 million, or 7.2%, from $2,675.5 million, in the same periods of 2009.
Adjusted operating expenses for the third quarter and first nine months of 2010 increased primarily due to:
•	increased volumes;

•	higher fuel prices;

•	lower level of land and property sales that occurred in 2010 compared to the same period in 2009; and

•	higher wage and benefit expenses.
These increases were partially offset by the favourable impact in the change in FX of approximately $20 million for the third quarter 2010 and approximately $138 million for the first nine months of 2010.
9.1 Compensation and Benefits
Compensation and benefits expense was $365.2 million in the third-quarter of 2010, an increase of $42.8 million, or 13.3%, from $322.4 million. Compensation and benefits expense was $1,068.7 million for the first nine months of 2010, an increase of $78.8 million, or 8.0%, from $989.9 million. These increases in expenses were driven by higher volumes; mainly for running trade employees, wage rates and benefits, pension expense and incentive based compensation. These increases were partially offset by the favourable impact in the change in FX.
9.2 Fuel
Fuel expense was $166.1 million in the third-quarter of 2010, an increase of $32.1 million, or 24.0%, from $134.0 million. Fuel expense was $525.7 million for the first nine months of 2010, an increase of $103.0 million, or 24.4% from $422.7 million. These increases were primarily due to higher fuel prices and increased traffic volumes, partially offset by the favourable impact of the change in FX. Volatility in fuel prices is largely recovered by the fuel cost recovery program reflected in revenues, discussed further in Section 7.2.1.1 Fuel Cost Recovery Program.
9.3 Materials
Materials expense was $43.2 million in third-quarter 2010, a decrease of $2.1 million, or 4.6% from $45.3 million. This decrease was primarily due to increased income received from the scrapping of freight car material and the favourable impact of the change in FX. These decreases were partially offset by higher locomotive material expenses incurred for repairs and servicing of units that were returned to service to accommodate higher volumes.
Materials expense was $158.2 million in the first nine months of 2010, a decrease of $17.3 million, or 9.9% from $175.5 million. This decrease was due mainly to the favourable impact of the change in FX, increased income received from the scrapping of freight car material and reduced freight car material maintenance costs as a result of lower material prices. These decreases were partially offset by higher locomotive material repair and servicing costs, due to servicing of locomotives and increased materials used to repair locomotives.
9.4 Equipment Rents
Equipment rents expense was $53.6 million in the third quarter of 2010, an increase of $2.1 million or 4.1% from $51.5 million. The increase was mainly due to increased car hire payments to other railways as higher volumes, primarily in intermodal and automotive traffic, resulted in additional foreign freight cars on line, increased work vehicle leasing costs and reduced car hire receipts from other railways. This was mainly offset by reduced freight car leasing costs from the continued benefits of fleet reductions that occurred in 2009 and the favourable impact of the change in FX.
Equipment rents expense was $157.5 million for the first nine months of 2010, a decrease of $15.5 million or 9.0% from $173.0 million. This decrease was primarily due to the favourable impact of the change in FX, and reduced freight car and intermodal equipment leasing costs resulting from the benefits of fleet reductions that occurred in 2009. The decreases were partially offset by higher car hire payments to other railways as more foreign freight cars were moving on CP tracks, higher locomotive leasing costs due to the increase in volumes and increased work vehicle leasing costs.
9.5 Depreciation and Amortization
Depreciation and amortization expense was $123.9 million in the third quarter of 2010, an increase of $2.3 million, or 1.9%, from $121.6 million. Depreciation and amortization expense was $368.4 million for the nine months ended September 2010, an increase of $7.4 million, or 2.0%, from $361.0 million. These increases were primarily due to increased capital expenditures net of retirements partially offset by the favourable impact of the change in FX.
9.6 Purchased Services and Other
Purchased services and other expense was $196.5 million in third-quarter 2010, an increase of $17.0 million, or 9.5% from $179.5 million. This increase was primarily due to increased maintenance, higher traffic volumes, more locomotive overhauls and higher information technology project planning costs. This was partially offset by the favourable impact of the change in FX.
Purchased services and other expense was $590.3 million for the first nine months of 2010, an increase of $36.9 million, or 6.7% from $553.4 million. The increase was primarily due to reduced gains on land sales, increased consulting costs, higher maintenance costs and the increase in traffic volumes, partially offset by the favourable impact of the change in FX.
PURCHASED SERVICES AND OTHER

(in millions)	For the three months ended		For the nine months ended
	September 30		September 30
	2010	2009(1)	2010	2009(1)

Support and facilities	$76.8	$69.1	$252.6	$234.1
Track and operations	61.6	58.3	163.0	157.5
Intermodal	36.4	33.2	102.4	102.7
Equipment	22.8	24.2	59.4	71.1
Other	1.7	(2.0)	18.9	15.8

Subtotal	199.3	182.8	596.3	581.2
Land sales(2)	(2.8)	(3.3)	(6.0)	(27.8)

Total purchased services and other	$196.5	$179.5	$590.3	$553.4

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 12.1.1 Rail Grinding).

(2)	Land sales does not include significant operating expenses which are discussed further in Section 9.7 Specified Operating Expenses.
9.7 Specified Operating Expenses
9.7.1 Gain on Sale of Significant Properties
During the third quarter of 2009, the Company completed two significant real estate sales, (see Section 6.2 Other Specified Items), resulting in gains of $79.1 million ($68.1 million after tax). There were no such transactions in the third quarter of 2010.

10.0 OTHER INCOME STATEMENT ITEMS
10.1 Gain on Sale of Partnership Interest
During the second quarter of 2009, the Company completed the sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The proceeds received in the second quarter from the transaction were approximately $110 million. Additional proceeds of approximately $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax).
10.2 Other Income and Charges
Other income and charges consisted of a charge of $1.0 million in the third quarter of 2010, largely unchanged from a charge of $1.3 million in 2009. Other income and charges for the first nine months of 2010 was an increase to income of $7.3 million, compared to an expense of $19.4 million for the same period in 2009. During the first nine months of 2010 the Company recognized gains from FX on LTD, while in the same period of 2009 it incurred debt redemption costs and losses from FX on LTD. FX on LTD is discussed further in Section 6.1 Foreign Exchange Gains and Losses on Long-Term Debt.
10.3 Interest Expense
Interest expense was $60.6 million in the third quarter of 2010, an increase of $5.6 million from $55.0 million in 2009. Interest expense for the first nine months of 2010 was $192.1 million, a decrease of $7.1 million from $199.2 million for the same period in 2009. The increase in the third quarter was largely due to lower capitalization of interest for long-term capital projects in 2010 and from interest on new debt issued in the fourth quarter of 2009. This increase was partially offset by the repayment of debt during the second quarter of 2010 and the favourable impact of the change in FX on U.S. dollar-denominated interest expense.
The decrease in the first nine months was primarily due to:
•	the favourable impact of the change in FX on U.S. dollar-denominated interest expense;

•	the repurchase of debt securities during the second quarter of 2009; and

•	the repayment of debt during the second quarter of 2010.
The decrease was offset in part by interest on new debt issued in 2009.
10.4 Income Taxes
Income tax expense was $78.8 million in the third quarter of 2010, an increase of $1.5 million from an expense of $77.3 million in 2009. The change in the third quarter was mainly due to the 2009 gain on sale of significant properties. For the first nine months of 2010, income tax expense was $168.7 million, an increase of $47.3 million compared to $121.4 million for the same period in 2009. The increase was mainly due to higher pre-tax earnings in 2010, the tax impact of foreign exchange on long-term debt, the 2009 gain on sale of a partnership interest, and a deferred income tax benefit of $6.2 million recorded in the first-quarter of 2009 resulting from a tax rate change implemented by the British Columbia Provincial Government.
The effective income tax rate for third-quarter 2010 was 28.5% compared with a tax rate of 27.0% for third-quarter 2009. For the first nine months of 2010 this rate was 26.6% compared with 23.1%. These changes in rate reflect the $6.2 million Provincial rate reduction benefit in 2009 as well as the tax impact of foreign exchange on long-term debt and 2009 gain on sales of a partnership interest and significant properties. The normalized rate (income tax rate based on income adjusted for FX on LTD and other specified items) for the third-quarter of 2010 was 26.0%, compared with 23.1% for third quarter of 2009. For the first nine months of 2010 this rate was 26.0% compared with 19.3% for the same period in 2009. In addition to the adjustment for the Provincial rate reduction in 2009, the change in the normalized tax rate was primarily due to higher earnings in 2010.
We expect a normalized effective income tax rate, excluding tax on FX on LTD in 2010 and 2011 of between 25% and 27% which is based on certain estimates and assumptions for the year (discussed further in Section 19.0 Business Risk and Enterprise Risk Management).
CP’s U.S. dollar-denominated long-term debt is in multi-national taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against our net investment in U.S. subsidiaries. Consequently, the accounting for tax on foreign exchange gains and losses on long-term debt can vary significantly.

11.0 QUARTERLY FINANCIAL DATA
QUARTERLY FINANCIAL DATA AS REPORTED

For the quarter ended	2010			2009(1)				2008(1) (2)
(in millions, except per share data)	Sept. 30	Jun. 30	Mar. 31(1)	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31

Total revenue	$1,286.2	$1,234.2	$1,166.8	$1,143.2	$1,118.1	$1,031.3	$1,109.6	$1,324.9
Operating income	337.7	274.1	206.6	167.5	342.9	184.9	134.8	287.2
Adjusted operating income(3)	337.7	274.1	206.6	222.0	263.8	184.9	134.8	287.2
Net income	197.3	166.6	101.0	146.2	209.3	135.5	59.0	196.2
Income, before FX on LTD and other specified items(3)	204.7	156.2	103.2	125.6	160.9	79.3	52.5	166.7

Basic earnings per share	$1.17	$0.99	$0.60	$0.87	$1.25	$0.81	$0.37	$1.28
Diluted earnings per share	1.17	0.98	0.60	0.87	1.24	0.80	0.37	1.27
Diluted earnings per share, before FX on LTD and other specified items(3)	1.21	0.92	0.61	0.74	0.95	0.47	0.33	1.08

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 12.1.1 Rail Grinding).

(2)	DM&E figures are included on a consolidated basis beginning October 30, 2008.

(3)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Measures.
11.1 Quarterly Trends
Volumes of and, therefore, revenues from certain goods are typically stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. The seasonality of volumes and revenues have also been impacted by the extraordinary declines experienced in 2009 in manufacturing production and consumer spending in North America and globally due to the recent economic recession. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is typically influenced by these seasonal fluctuations in customer demand and weather-related issues.
Fluctuations in quarterly trends driven by the 2009 global recession caused our results and volumes to be inconsistent with the sensitivity and trends provided above. The changes in economic conditions in 2009 affected quarterly results; the timing of a return to the sensitivity and trends discussed above will depend on the recovery of the economy and our customers.

12.0 CHANGES IN ACCOUNTING POLICY
12.1 2010 Accounting Changes
12.1.1 Rail Grinding
During the second quarter of 2010, the Company changed its accounting policy for the treatment of rail grinding costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the rail grinding. The Company concluded that, although the accounting treatment was within acceptable accounting standards, it is preferable to expense the costs as incurred, given the subjectivity in determining the expected economic life and the associated depreciation methodology. The accounting policy change has been accounted for on a retrospective basis. The effects of the adjustment to January 1, 2010 resulted in an adjustment to decrease net properties by $89.0 million, deferred income taxes by $26.3 million, and shareholders equity by $62.7 million.
As a result of the change, the following increases (decreases) to financial statement line items occurred:
(in millions of Canadian dollars, except per share data)

	For the three months		For the nine months		For the year ended
	ended September 30		ended September 30		December 31
	2010	2009	2010	2009	2009	2008	2007

Changes to Consolidated Statement of Income and Comprehensive Income
Depreciation and amortization	$(3.8)	$(3.5)	$(11.4)	$(10.5)	$(14.0)	$(8.9)	$(9.5)

Compensation and benefits	0.9	1.0	1.5	1.8	2.8	2.7	2.0
Fuel	—	—	—	—	0.1	0.1	0.1
Materials	0.3	0.6	0.5	1.1	1.8	1.7	1.3
Purchased services and other	5.4	5.9	9.3	10.7	15.9	15.4	11.3

Total operating expenses	2.8	4.0	(0.1)	3.1	6.6	11.0	5.2

Income tax expense	(0.8)	(1.3)	(0.2)	(1.0)	(1.2)	(3.2)	0.4

Net income	$(2.0)	$(2.7)	$0.3	$(2.1)	$(5.4)	$(7.8)	$(5.6)

Basic earnings per share	$(0.01)	$(0.02)	$—	$(0.01)	$(0.03)	$(0.05)	$(0.04)
Diluted earnings per share	$(0.01)	$(0.02)	$—	$(0.01)	$(0.03)	$(0.05)	$(0.04)

Other comprehensive income (loss)	0.6	1.4	0.3	2.1	2.4	(2.8)	2.0

Comprehensive income	$(1.4)	$(1.3)	$0.6	$—	$(3.0)	$(10.6)	$(3.6)

Changes to Consolidated Statement of Cash Flows
Cash provided by operating activities	$(6.6)	$(7.5)	$(11.3)	$(13.6)	$(20.6)	$(19.9)	$(14.7)
Cash used in investing activities	$(6.6)	$(7.5)	$(11.3)	$(13.6)	$(20.6)	$(19.9)	$(14.7)
Changes to Consolidated Balance Sheet

	As at	As at	As at
	September 30	December 31	December 31
	2010	2009	2008

Net properties	$(88.2)	$(89.0)	$(86.2)
Deferred income tax liability	(26.1)	(26.3)	(26.5)
Accumulated other comprehensive loss (income)	1.9	1.6	(0.8)
Retained earnings	(64.0)	(64.3)	(58.9)
12.1.2 U.S. GAAP / International Financial Reporting Standards (“IFRS”)
Effective the first quarter of 2010, CP commenced reporting its financial results using U.S. GAAP, which is consistent with the current reporting of all other North American Class I railways. As a result, CP will not be adopting IFRS in 2011.
12.1.3 Consolidations
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Amendments to Consolidation of Variable Interest Entities. The guidance retains the scope of the previous guidance and removes the exemption of entities previously considered qualifying special purpose entities. In addition, it replaces the previous quantitative approach with a qualitative analysis approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The guidance is applicable to all variable interest entities that existed at January 1, 2010, the date of adoption, or are created thereafter.
The Company has variable interests in variable interest entities; however, the adoption of the new guidance did not change the previous assessment that the Company is not the primary beneficiary and as such does not consolidate the variable interest entities. Additional note disclosure regarding the nature of the Company’s variable interests and where judgment was required to assess the primary beneficiary of these variable interest entities has been provided in Section 17.1 Variable Interest Entities.
12.1.4 Accounting for Transfers of Financial Assets
The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although the Company currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, would be applicable to any future securitization. The new guidance is effective for the Company from January 1, 2010. The adoption of this guidance had no impact to the Company’s financial statements.
12.1.5 Fair Value Measurement and Disclosure
In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosures in the Level 3 reconciliation. The update also provides clarification that the level of disaggregation should be at the class level and that the disclosures about inputs and valuation techniques are required for both recurring and non recurring fair value measurements that fall in either Level 2 or Level 3. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance resulting in expanded note disclosure.
13.0 LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 17.0 Contractual Commitments and Section 18.5 Certain Other Financial Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 19.1 Liquidity. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
13.1 Operating Activities
Cash used by operating activities was $250.1 million in the third quarter of 2010, an increase of $651.7 million from $401.6 million provided by operating activities in the same period of 2009. Cash provided by operating activities was $121.3 million in the first nine months of 2010, a decrease of $549.7 million from $671.0 million in the same period of 2009. The lower cash generated by operating activities was mainly due to a $650 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan in the third quarter of 2010 (discussed further in Section 18.6 Pension Plan Deficit), offset in part by higher cash from ongoing operations.
13.2 Investing Activities
Cash used in investing activities was $165.3 million in the third quarter of 2010, an increase of $92.7 million from $72.6 million in the same period of 2009. Cash used in investing activities was $397.7 million in the first nine months of 2010, an increase of $121.1 million from $276.6 million in the same period of 2009. The increase in the third quarter and year to date of 2010 were largely due to the 2009 proceeds from the sale of significant properties and other assets, including the sale of a partnership interest in the second quarter of 2009, and higher proceeds from land sales in 2009, offset in part by lower additions to properties in 2010.
Additions to properties (“capital investment”) in 2010 are expected to be in the range of $750 million to $800 million which is consistent with the previous outlook. Planned capital programs include approximately $646 million for the renewal of rail, ballast, crossties, automated signal systems, buildings and equipment and $124 million for information technology, positive train control, efficiency and other opportunity capital projects. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 19.0 Business Risks and Enterprise Risk Management for a discussion of these assumptions and other factors affecting our expectations for 2010).

13.3 Financing Activities
Cash provided by financing activities was $318.4 million in the third quarter of 2010 as compared to cash used in financing activities of $36.1 million in the same period of 2009. Cash used in financing activities was $128.4 million in the first nine months of 2010 as compared to cash provided by financing activities of $121.1 million in the same period of 2009.
Cash provided by financing activities in the third quarter of 2010 was mainly from the issuance of US$350 million 4.45% 12.5-year Notes for net proceeds of CDN$355.2 million offset in part by the payment of dividends. Cash used in financing activities in the first nine months of 2010 was mainly for the repayment of $350 million 4.9% 7-year Medium Term Notes; $225.7 million bank loan, including $71.7 million in interest; which was offset in part by the collection of a related $219.8 million receivable, including $69.8 million in interest, from a financial institution; and the payment of dividends. These uses in the first nine months were also partly offset by the issuance of US$350 million 4.45% 12.5-year Notes for net proceeds of CDN$355.2 million.
Cash used in financing activities in the third quarter of 2009 was primarily due to the payment of dividends. Cash provided by financing activities in the first nine months of 2009 was mainly due to the public offering of CP Common Shares in February 2009 for net cash proceeds of approximately $489 million and the issuance of US$350 million 7.25% 10-year Notes for net proceeds of approximately CDN$409 million, offset in part by the tendering of debt for a total cost of $571.9 million, the repayment of short-term borrowings and the payment of dividends.
The Company also has available, as sources of financing, unused credit facilities of up to $744 million.
13.3.1 Debt to Total Capitalization
At September 30, 2010, our debt to total capitalization increased to 46.6%, compared with 46.4% at September 30, 2009. This year over year increase was primarily due to the issuance of long-term debt in the fourth quarter of 2009 and the third quarter of 2010 and an increase in the accumulated unamortized net actuarial loss of the pension plan which decreased equity, largely offset by:
•	the repayment of long-term debt;

•	an increase in equity driven by earnings; and

•	the impact of the stronger Canadian dollar on U.S. dollar-denominated debt at September 30, 2010, compared with September 30, 2009.
Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
13.3.2 Interest Coverage Ratio
At September 30, 2010, our interest coverage ratio (discussed further in Section 6.0 Non-GAAP Measures) improved to 4.0, compared with 3.1 at September 30, 2009. The ratio improved in the twelve-month period ended September 30, 2010 due to an increase in year-over-year adjusted EBIT (discussed further in Section 6.0 Non-GAAP Measures) and a reduction in year-over-year interest expense.
Interest coverage ratio is measured, on a rolling twelve month basis, as adjusted EBIT divided by interest expense. This ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/asset-backed commercial paper (“ABCP”), the gain on sales of partnership interest and significant properties and the loss on termination of a lease with a shortline railway as these are not in the normal course of business and FX on LTD, which can be volatile and short term. The interest coverage ratio and adjusted EBIT are non-GAAP measures (discussed further in Section 6.0 Non-GAAP Measures).
13.4 Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from foreign exchange fluctuations.

CALCULATION OF FREE CASH(1)
(reconciliation of free cash to GAAP increase in cash and cash equivalents)

(in millions)	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009(2)	2010	2009(2)

Cash (used in) provided by operating activities	$(250.1)	$401.6	$121.3	$671.0
Cash used in investing activities	(165.3)	(72.6)	(397.7)	(276.6)
Dividends paid	(45.5)	(41.6)	(128.9)	(121.3)
Effect of foreign exchange fluctuations on U.S. dollar denominated cash and cash equivalents	(8.8)	(11.3)	(6.5)	(17.1)

Free cash(1)	(469.7)	276.1	(411.8)	256.0

Cash provided by financing activities, excluding dividend payment	363.9	5.5	0.5	242.4

(Decrease) increase in cash, as shown on the Consolidated Statement of Cash Flows	(105.8)	281.6	(411.3)	498.4

Net cash and cash equivalents at beginning of period	373.6	334.3	679.1	117.5

Net cash and cash equivalents at end of period	$267.8	$615.9	$267.8	$615.9

(1)	Free cash has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies.

(2)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 12.1.1 Rail Grinding).
There was negative free cash of $469.7 million in the third quarter of 2010 and $411.8 million in the first nine months of 2010, compared with positive free cash of $276.1 million and $256.0 million in the same periods of 2009. These decreases in free cash were primarily due to a $650 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan in the third quarter of 2010 (discussed further in Section 18.6 Pension Plan Deficit) and higher proceeds from asset sales in 2009, offset in part by higher cash from ongoing operations and lower additions to properties in 2010.
14.0 BALANCE SHEET
14.1 Assets
Assets totalled $13,530.8 million at September 30, 2010, compared with $14,154.8 million at December 31, 2009. The decrease in assets in the first nine months of 2010 reflected a reduction in “Cash and cash equivalents” as payments were made to repay long-term debt on maturity and to fund the Company’s pension plans, a reduction in “Accounts receivable, net” following the collection of a receivable from a financial institution and the unfavourable impact of the strengthening Canadian dollar on U.S. dollar-denominated assets. This decrease was offset in part by cash generated from operations.
14.2 Total Liabilities
Our total liabilities were $8,459.0 million at September 30, 2010, compared with $9,496.7 million at December 31, 2009. The decrease reflected the repayment of long-term debt on maturity, a reduction in pension plan obligations through funding payments made by the Company and the favourable impact of the strengthening Canadian dollar on U.S. dollar-denominated liabilities. The decrease was partially offset by the issuance of new LTD and increased “Deferred income taxes” as a result of the Company’s operating results.
14.3 Equity
At September 30, 2010, our Consolidated Balance Sheet reflected $5,071.8 million in equity, compared with an equity balance of $4,658.1 million at December 31, 2009. This increase in equity was primarily due to net income in excess of dividends paid.
14.4 Share Capital
At October 22, 2010, 169,107,358 Common Shares and no Preferred Shares were issued and outstanding.
In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At October 22, 2010, 7.6 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 1.0 million Common Shares have been reserved for issuance of future options.
14.5 Dividends
On August 6, 2010, our Board of Directors declared a quarterly dividend of $0.2700 per share (2009 — $0.2475 per share) on the outstanding Common Shares. The dividend was paid on October 25, 2010 to holders of record at the close of business on September 24, 2010.

15.0 FINANCIAL INSTRUMENTS
The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, and the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
Financial derivatives or commodity instruments are used to mitigate financial risk and are not for trading or speculative purposes.
The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from disclosure in our MD&A and our U.S. GAAP MD&A for the year ended December 31, 2009, except as described below:
15.1 Interest Rate Management
15.1.1 Interest Rate Swaps
During the second quarter of 2010, the Company entered into interest rate swaps, classified as fair value hedges, for a notional amount of US$101.4 million. The swap agreements converted the Company’s outstanding fixed interest rate liability into variable rate liability for the 5.75% Notes due in May 2013. During the three months ended September 30, 2010, these swap agreements were unwound for a gain of $2.9 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Interest expense” until such time the 5.75% Notes are repaid. At September 30, 2010 and December 31, 2009, the Company had no outstanding interest rate swaps.
During the second quarter of 2009, CP unwound its outstanding fixed-to-floating interest rate swap, which converted a portion of its US$400 million 6.250% Notes to floating-rate debt, for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Interest expense” until such time the 6.250% Notes are repaid. Subsequently, in the second quarter of 2009, CP repurchased a portion of the underlying debt as part of a tender offer and recognized $6.5 million of the deferred gain to “Other income and charges” offsetting part of the loss on repurchase of debt recognized in the second quarter of 2009.
During the three and nine months ended September 30, 2010, the impact of settled interest rate swaps reduced interest expense in the three months ended September 30, 2010 by $1.4 million and $3.6 million for the nine months ended September 30, 2010 (three and nine months ended September 30, 2009 — $1.4 million and $4.5 million, respectively).
15.1.2 Treasury Rate Locks
At September 30, 2010, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22.3 million (December 31, 2009 — $23.9 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss” and are amortized to “Interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a decrease in “Interest expense” and “Other comprehensive income” of $0.1 million for the three months ended September 30, 2010 and an increase of $1.6 million for the nine months ended September 30, 2010 (three and nine months ended September 30, 2009 — $0.1 million and $1.7 million, respectively).
15.2 Foreign Exchange Management
15.2.1 Net Investment Hedge
The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar-denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of partially mitigating volatility in net income by offsetting long-term FX gains and losses on long-term debt against gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock in the amount of Canadian dollars it has to pay on its U.S. dollar-denominated debt maturities.
15.2.2 Foreign Exchange Forward on Long-term Debt
In 2007, the Company entered into a FX forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. This derivative was not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs. During the first quarter of 2009, CP unwound and settled US$25 million of the US$400 million currency forward for total proceeds of $4.5 million received in the second quarter of 2009. In the second quarter of 2009, a further US$275 million of the currency forward was unwound and settled for total proceeds of $26.6 million. During the third quarter of 2009, CP unwound a further US$30 million for total proceeds of $3.0 million. During the second quarter of 2010, CP unwound the remaining US$70 million for total proceeds of $0.2 million.
For the three and nine months ended September 30, 2010, no gain or loss was reported. For the same periods in 2009, the Company recorded a net loss of $5.0 million and $21.8 million, respectively, inclusive of both realized and unrealized losses.
15.3 Fuel Price Management
15.3.1 Energy Futures
At September 30, 2010, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 14.0 million US gallons during the period October 2010 to September 2011 at an average price of US$2.18 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At September 30, 2010, the unrealized gain on these futures contracts was $1.8 million and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss”. At December 31, 2009, the unrealized gain on these futures contracts was $2.5 million and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss”.
During the three months ended September 30, 2010, the impact of settled commodity swaps increased “Fuel” expense by $0.2 million as a result of realized losses on diesel swaps. During the nine months ended September 30, 2010, the impact of settled commodity swaps decreased “Fuel” expense by $1.4 million as a result of realized gains on diesel swaps.
For the three months ended September 30, 2009, the net impact of settled commodity swaps decreased “Fuel” expense by $1.5 million due to a combination of realized gains of $1.7 million from settled swaps, partially offset by realized losses of $0.2 million from settled FX forward contracts. For the nine months ended September 30, 2009, the net impact of settled commodity swaps increased “Fuel” expense by $3.3 million due to a combination of realized losses of $3.1 million from settled swaps and $0.2 million from settled FX forward contracts. Included in the settled swaps for the three and nine months ended September 30, 2009 were $0.1 million in realized gains from settled derivatives that were not designated as hedges.
For every one cent increase in the price of a U.S gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.
15.4 Stock-Based Compensation Expense Management
15.4.1 Total Return Swaps (“TRS”)
The Company entered into a TRS to reduce the volatility to the Company over time on three types of stock-based compensation programs: tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”) and restricted share units (“RSUs”). The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. During 2009 the Company decided not to expand its TRS program.
“Compensation and benefits” expense included an unrealized gain on these swaps of $8.8 million for the three months ended September 30, 2010, and an unrealized gain of $9.2 million for the nine months ended September 30, 2010. For the same periods in 2009, the Company recorded an unrealized gain of $5.5 million and a net gain of $8.4 million which was inclusive of both realized losses and unrealized gains, respectively. During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million. This cost had previously been recognized in “Compensation and benefits” expense and was settled in the second quarter of 2009. At September 30, 2010, the unrealized loss on the TRS of $9.0 million was included in “Accounts payable and accrued liabilities” (December 31, 2009 — $18.2 million).

16.0 OFF-BALANCE SHEET ARRANGEMENTS
The information on off-balance sheet arrangements disclosed in our MD&A and our U.S. GAAP MD&A for the year ended December 31, 2009 remains substantially unchanged, except as updated as follows:
16.1 Guarantees
At September 30, 2010, the Company had residual value guarantees on operating lease commitments of $166.7 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company accrues for all guarantees that it expects to pay. At September 30, 2010, these accruals amounted to $8.8 million.
17.0 CONTRACTUAL COMMITMENTS
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.
CONTRACTUAL COMMITMENTS AT SEPTEMBER 30, 2010

Payments due by period		Remainder	2011 &	2013 &	2015 &
(in millions)	Total	of 2010	2012	2014	beyond

Long-term debt	$4,141.6	$6.7	$320.0	$189.5	$3,625.4
Capital lease obligations	300.7	1.9	16.3	144.4	138.1
Operating lease obligations(1)	827.5	37.8	252.6	182.7	354.4
Supplier purchase obligations	1,639.6	122.9	257.6	292.3	966.8
Other long-term liabilities reflected on our Consolidated Balance Sheet(2)	739.4	37.6	170.7	141.7	389.4

Total contractual obligations	$7,648.8	$206.9	$1,017.2	$950.6	$5,474.1

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $166.7 million (discussed further in Section 16.1 Guarantees) are not included in the minimum payments shown above; as management believes that we will not be required to make payments under these residual guarantees.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits and certain other long-term liabilities. Future payments for pension benefits and stock-based compensation liabilities are not included as these may vary as a result of future changes in underlying assumptions used to calculate these liabilities. Pension payments are discussed further in Section 18.6 Pension Plan Deficit. In addition, deferred income tax liabilities are excluded as these may vary according to changes in tax rates, tax regulations and the operating results of the Company. Deferred income taxes are further discussed in Section 20.4 Deferred Income Taxes.
17.1 Variable Interest Entities
The Company leases equipment from certain trusts, which have been determined to be variable interest entities financed by a combination of debt and equity provided by unrelated third parties. The lease agreements, which are classified as operating leases, have a fixed price purchase option which create the Company’s variable interest and result in the trusts being considered variable interest entities. These fixed price purchase options are set at the estimated fair market value as determined at the inception of the lease and could provide the Company with potential gains. These options are considered variable interests; however, they are not expected to provide a significant benefit to the Company.
Responsibility for maintaining and operating the leased assets according to specific contractual obligations outlined in the terms of the lease agreements and industry standards is the Company’s. The rigor of the contractual terms of the lease agreements and industry standards are such that the Company has limited discretion over the maintenance activities associated with these assets. As such the Company concluded these terms do not provide the Company with the power to direct the activities of the variable interest entities in a way that has a significant impact on the entities’ economic performance.
The financial exposure to the Company as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2010 lease payments after tax will amount to $9.8 million. Future minimum lease payments, before tax, of $245.8 million will be payable over the next 20 years (included in operating lease obligations shown in Section 17.0 Contractual Commitments). The Company does not guarantee the residual value of the assets to the lessor; however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.
As the Company’s actions and decisions do not significantly effect the variable interest entities’ performance, and the Company’s fixed purchase price option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities. As the leases are considered to be operating leases, the Company does not recognize any balances in the Consolidated Balance Sheet in relation to the variable interest entities.

18.0 FUTURE TRENDS AND COMMITMENTS
The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2009 remains substantially unchanged, except as updated as follows:
18.1 Teck Coal Limited
On October 6, 2010, CP reached a ten-year agreement with Teck Coal Ltd. (“Teck”), our largest customer, for the transportation of metallurgical coal from their five CP-served mines in southeast British Columbia to Vancouver area ports for export. Contract terms are confidential. The contract commences April 1, 2011.
The agreement reflects the companies’ commitment to work together to achieve growth in the volume of coal shipped through a range of economic and marketplace dynamics and provides for flexibility over the long term. The agreement provides for investments by CP that enhance coal handling capacity to provide for Teck’s volume growth.
18.2 Change in Executive Officer
On April 6, 2010 Edmond (Ed) Harris was appointed to the position of Executive Vice-President and Chief Operations Officer of Canadian Pacific. Mr. Harris reports to the President and Chief Executive Officer, Fred Green. His responsibilities include all aspects of railway operations, safety, customer service, engineering and mechanical services in both Canada and the U.S.
18.3 Stock Price
The market value of our Common Shares increased $5.80 per share on the Toronto Stock Exchange in the third quarter of 2010 (from $57.06 to $62.86) and increased $6.07 in the first nine months of 2010 (from $56.79 to $62.86). The market value of our Common Shares increased $3.72 per share on the Toronto Stock Exchange in the third quarter of 2009 (from $46.38 to $50.10) and increased $9.12 in the first nine months of 2009 (from $40.98 to $50.10). These changes in share price contributed to increases in the value of our outstanding stock-based compensation.
18.4 Environmental
Cash payments related to our environmental remediation program (described in Section 20.1 Environmental Liabilities) totalled $3.1 million in the third quarter of 2010, compared with $4.9 million in 2009. Cash payments related to our environmental remediation program for the first nine months of 2010 was $6.3 million, compared with $11.9 million in 2009. Cash payments for environmental initiatives are estimated to be approximately $8 million for the remainder of 2010, $18 million in 2011, $16 million in 2012 and a total of approximately $74 million over the remaining years through 2020, which will be paid in decreasing amounts. All payments will be funded from general operations.
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
18.5 Certain Other Financial Commitments
In addition to the financial commitments mentioned previously in Section 16.0 Off-balance Sheet Arrangements and Section 17.0 Contractual Commitments, we are party to certain other financial commitments set forth in the adjacent table and discussed below.
CERTAIN OTHER FINANCIAL COMMITMENTS AT SEPTEMBER 30, 2010

Amount of commitment per period		Remainder	2011 &	2013 &	2015 &
(in millions)	Total	of 2010	2012	2014	beyond

Letters of credit	$331.0	$192.0	$139.0	$—	$—
Capital commitments	231.8	78.8	151.1	1.1	0.8

Total commitments	$562.8	$270.8	$290.1	$1.1	$0.8

18.5.1 Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contract amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.

18.5.2 Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered into contracts with suppliers to make various capital purchases related to track programs, locomotive acquisitions, freight cars, and land. Payments for these commitments are due in 2010 through 2013. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
18.6 Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $550 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $75 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
The plans’ investment policies provide for between 45% and 51% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.
We made contributions of $654.8 million to the defined benefit pension plans in the third quarter of 2010 and $833.2 million in the first nine months of 2010, compared with $20.6 million and $64.3 million in the same periods of 2009. Our third quarter contributions included a voluntary prepayment of $650 million to our main Canadian defined benefit pension plan in September 2010. This voluntary prepayment, along with the $500 million voluntary prepayment in December 2009, will reduce the volatility of future pension funding requirements. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements.
We estimate our aggregate pension contributions in 2010 to be in the range of $835 million to $845 million, including the $650 million voluntary prepayment made in September 2010. We estimate our aggregate pension contributions to be in the range of $150 million to $200 million for the next three to five years, reflecting the Company’s intentions with respect to the rate at which the Company will apply the voluntary prepayments that it made in December 2009 and September 2010 against future contribution requirements.
Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the December 2009 and September 2010 voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.
18.7 Restructuring
Cash payments related to severance under all restructuring initiatives totalled $4.3 million during the third quarter of 2010 and $12.7 million for the first nine months of 2010, compared with $6.1 million and $18.1 million for the same periods of 2009. Cash payments for restructuring initiatives are estimated to be approximately $14 million for the remainder of 2010, $22 million in 2011, $14 million in 2012, and a total of approximately $34 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.
19.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade.
As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
19.1 Liquidity
Our unsecured long-term debt securities are currently rated by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS. Our ratings have remained unchanged during the first three quarters of 2010.
CP has in place a revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $331 million was committed for letters of credit and $614 million was available on September 30, 2010. This facility is arranged with a core group of 15 highly rated international financial institutions and incorporates pre-agreed pricing. Arrangements with 14 of the 15 financial institutions extend through November 2012, with one institution extending through November 2011. In addition, CP also has available from a financial institution a credit facility of $130 million, of which $130 million was available on September 30, 2010. The majority of this facility is available through the end of 2011. Both facilities are available on next day terms and are subject to a minimum debt to total capitalization ratio. Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, we will be further required to maintain a minimum fixed charge coverage ratio. At September 30, 2010, the Company satisfied the thresholds stipulated in both financial covenants.
It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.
Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.
19.2 Regulatory Authorities
19.2.1 Regulatory Change
Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and Surface Transportation Board (“the STB”) in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.
The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching. The CTA also regulates the grain revenue cap, commuter and passenger access, and charges for ancillary services and railway noise. No assurance can be given as to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.
For the grain crop year beginning August 1, 2010 the Agency announced a 7% increase in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway (“CN”). Grain revenues are impacted by several factors including volumes and VRCPI, additional factors are discussed in Section 19.8 General and Other Risks.
The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act law requires, among other things the introduction of Positive Train Control by 2015 (discussed further in Section 19.2.3 Positive Train Control); limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.
The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body. The agency has jurisdiction over railroad rate and service issues and rail restructuring transactions (mergers, line sales, line construction, and line abandonments).
In 2007, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under these rules. It is too soon to assess the possible impact on CP of these rules.
The railroad industry in the U.S., shippers and representatives of the Senate Commerce Committee met to discuss possible changes to the legislation which governs the STB’s mandate. The Senate Commerce Committee produced a draft Bill. To date, the House of Representatives has not produced a related Bill. It is too soon to determine if any Bill at all will be enacted or if in the event any such Bill is enacted whether it would have a material impact on the Company’s financial condition and results of operations.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).
19.2.2 Security
We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security include speed restrictions, chain of custody, using routes posing the least overall safety and security risk and various other security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. New legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:
•	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of Vehicle and Cargo Inspection System at five of our border crossings;

•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and

•	to comply with new U.S. regulations for rail security of sensitive materials, we have implemented procedures to select and use the route posing the least overall safety and security risk, as well as maintain positive chain of custody.
19.2.3 Positive Train Control
In the United States, the Rail Safety Improvement Act requires Class I railroads to implement, by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track in the U.S. that has passenger rail traffic or toxic inhalant hazardous commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plan in April 2010 which outlines the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$250 million.
19.3 Labour Relations
Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.
At September 30, 2010, approximately 78% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units, which includes the addition of the International Association of Machinists and the Brotherhood of Maintenance of Way, both on the DM&E. Agreements are in place with all seven bargaining units that represent our employees in Canada and agreements are in place with 15 of the 32 bargaining units that represent employees in our U.S. operations. For the status of negotiations please see below:

19.3.1 Canada
We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with all seven bargaining units. Of the agreements that are in place, one expires at the end of 2010 (Canadian Auto Workers (“CAW”) — representing car and locomotive repair employees). The CAW, have applied for conciliation as of October 14, 2010. With the legislated timelines, there is no possibility of any work action until the New Year. In the interim, negotiations continue. Two agreements expire at the end of 2011 (Teamsters Canada Rail Conference (“TCRC”) — representing running trades employees and the TCRC-Rail Canada Traffic Controllers — representing rail traffic controllers), and three expire at the end of 2012 (Canadian Pacific Police Association, TCRC — Maintenance of Way representing track maintainers, buildings and structures and track programs and equipment employees, and the United Steelworkers — representing clerical workers). An agreement was reached with the TCRC-Maintenance of Way Employees Division on April 10, 2010, renewing this agreement to the end of 2012. CP reached an agreement on September 10, 2010 with the International Brotherhood of Electrical Workers — representing signals employees.
19.3.2 U.S.
Soo Line has joined with the other U.S. Class I railroads in national negotiations for this upcoming round of negotiations for its fourteen bargaining units. Bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, track maintainers, and mechanical supervisors opened for negotiation in January 2010. The national negotiations are proceeding slowly due to significant changes in healthcare legislation and the current economic conditions.
D&H has settled contracts with all thirteen bargaining units covering locomotive engineers, train service employees, clerks, machinists, car repair employees, signal maintainers, yardmasters, electricians, mechanical labourers, track maintainers, police, engineering supervisors and mechanical supervisors. For the 2010 round of negotiations, D&H and its unions have agreed to apply the outcome of the national negotiations for wages, benefits, and rules.
DM&E currently has two agreements in place. They cover engineers and conductors on DM&E North and DM&E South (formerly Iowa, Chicago & Eastern Railroad). Both agreements extend to the end of 2013. Negotiation of the first contracts to cover mechanical department employees, signal and communications workers, and maintenance of way workers will continue at various times in the coming months with each of the certified unions.
19.4 Availability of Qualified Personnel
Changes in employee demographics and the availability of qualified personnel could negatively impact business or operating results. While we continually monitor employment levels, our efforts to attract and retain employees could be impaired which might have a material adverse effect on CP’s business, financial condition, or results of operations.
19.5 Reliance on Technology
We rely on the use of information technology in the operation of our business. A significant disruption or failure of our information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and could have a material adverse effect on CP’s business, financial condition, and results from operations. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on CP’s results from operations, financial position or liquidity.
19.6 Environmental Laws and Regulations
Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.
We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.
Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Health, Safety, Security and Environment Committee established by the Board of Directors.
We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:
•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.
19.7 Financial Risks
19.7.1 Pension Funding Status Volatility
Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Despite the fact that CP has made several changes to the plan’s investment policy over the last several years to reduce this volatility, including the reduction of the plan’s public equity markets exposure, the recent and rapid declines in the value of public equity securities, reduction in the long term Government of Canada bond yields and other economic changes have resulted in a significant pension funding shortfall. CP has made voluntary pre-payments of $650 million (September 2010) and $500 million (December 2009), which will reduce the volatility of future pension funding requirements. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements.
19.7.2 Fuel Cost Volatility
Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.
Our mitigation strategy includes a fuel cost recovery program and, from time to time, derivative instruments (specific instruments currently used are discussed further in Section 15.3 Fuel Price Management). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.
To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP started a systematic hedge program in the second quarter of 2009. The goal of the program is to hedge in increasing increments CP’s upcoming 12-month’s fuel consumption with up to 12% hedged.
19.7.3 Foreign Exchange Risk
Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 15.2 Foreign Exchange Management.
19.7.4 Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the present value of our financial assets and financial liabilities or expose us to increased interest costs on future fixed debt instruments or increase interest costs on existing or future variable rate debt instruments. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 15.1 Interest Rate Management.

19.8 General and Other Risks
There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include: (i) with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations, (ii) with respect to coal volumes, global steel production, (iii) with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant, and (iv) with respect to sulphur volumes, industrial production and fertilizer production, both in North America and abroad. The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.
Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.
We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, continuity of fuel supply, risks and liabilities arising from derailments and technological changes.
20.0 CRITICAL ACCOUNTING ESTIMATES
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
20.1 Environmental Liabilities
At September 30, 2010, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $115.9 million, of which the long-term portion amounting to $100.7 million was included in “Other long-term liabilities” and the short-term portion amounting to $15.2 million, was included in “Accounts payable and accrued liabilities”. Total payments were $3.1 million in the third quarter of 2010 and $6.3 million in the first nine months of 2010, compared with $4.9 million and $11.9 million for the same periods of 2009, respectively. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $3.0 million in the third-quarter 2010 and a decrease of $1.9 million in the first nine months of 2010 compared with a decrease of $7.9 million for the third quarter and a decrease of $12.6 million in the first nine months of 2009.
20.2 Pensions and Other Benefits
At September 30, 2010 pension benefit liabilities of $149.1 million were included in “Pension and other benefit liabilities”. We also included post-retirement benefits accruals of $337.6 million in “Pension and other benefit liabilities” and post-retirement benefits accruals of $21.6 million in “Accounts payable and accrued liabilities”. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed in Section 20.5 Legal and Personal Injury Liabilities.
Net periodic benefit costs for pensions and post-retirement benefits were included in “Compensation and benefits” expense. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $17.3 million in the third quarter of 2010 and $52.1 million in the first nine months of 2010, compared with $13.1 million and $31.8 million in the same periods of 2009.
Net periodic benefit costs for pensions were $10.0 million in the third quarter of 2010 and $30.0 million for the first nine months of 2010, compared with $6.0 million and $18.7 million in the same periods of 2009. The portion of this related to defined benefit pensions was $9.2 million in the third quarter of 2010 and $27.6 million in the first nine months of 2010, compared with $5.4 million and $16.7 million in the same periods of 2009, and the portion of this related to defined contribution pensions was $0.8 million in the third quarter of 2010 and $2.4 million in the first nine months of 2010, compared with $0.6 million and $2.0 million in the same periods of 2009. Net periodic benefit costs for post-retirement benefits were $7.3 million in the third quarter of 2010 and $22.1 million in the first nine months of 2010, compared with $7.1 million and $13.1 million in the same periods of 2009.

20.3 Property, Plant and Equipment
At September 30, 2010, accumulated depreciation was $5,788.7 million. Depreciation and amortization expense related to properties was $123.9 million in the third quarter of 2010 and $368.4 million for the first nine months of 2010, compared with $121.6 million and $361.0 million in 2009, respectively.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these by amending depreciation rates prospectively beginning with the current year. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
20.4 Deferred Income Taxes
Deferred income tax expense of $75.4 million was included in total income tax expense for the third quarter of 2010 and $160.4 million for the first nine months of 2010, compared with a deferred income tax expense of $114.8 million and expense of $158.6 million for the same periods of 2009. The changes in deferred income tax for the third quarter and first nine months of 2010 were primarily due to higher income in the first nine months of 2010, tax rate changes implemented by the British Columbia provincial government in 2009, the tax impact of foreign exchange on long-term debt and the 2009 gain on sale of a partnership interest and significant properties (discussed further in Section 10.4 Income Taxes). At September 30, 2010, deferred income tax liabilities of $1,932.2 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $103.8 million realizable within one year were recorded as a current asset.
20.5 Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” expense, amounted to $15.1 million in the third quarter of 2010 and $39.8 million for the first nine months of 2010, compared with $18.5 million and $43.8 million for the same periods in 2009.
Accruals for incidents, claims and litigation, including accruals for long-term disability benefit plans and self-insured workers compensation, totalled $169.8 million, net of insurance recoveries, at September 30, 2010. The total accrual included $98.6 million in “Pension and other benefit liabilities”, $13.3 million in “Other long-term liabilities” and $61.6 million in “Accounts payable and accrued liabilities”, offset by $0.8 million in “Other assets” and $2.9 million in “Accounts receivable, net”.
20.6 Fair Value of Investment in Long-term Floating Rate Notes
At September 30, 2010 the Company held long-term floating rate notes with settlement values, as follows:
•	$116.8 million Master Asset Vehicle (“MAV”) 2 notes with eligible assets;

•	$12.0 million MAV 2 Ineligible Asset (“IA”) Tracking notes; and

•	$0.2 million MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes.
The carrying value of the long-term floating rate notes is their estimated fair value of $76.8 million (December 31, 2009 — $69.3 million), and was included in “Investments”. During the third quarter of 2010 DBRS upgraded the rating of the MAV 2 Class A-1 notes from A Under Review with Positive Implications to A (high). The MAV 2 Class A-2 notes retain a rating of BBB (low) from DBRS, unchanged from the second quarter 2010.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at September 30, 2010 and December 31, 2009 incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The redemption of notes, accretion and other minor changes in assumptions during the third quarter and first nine months of 2010 have resulted in a gain of $2.0 million and a gain of $7.6 million, respectively (third-quarter 2009 — $2.8 million, first nine months of 2009 — $8.1 million). The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at September 30, 2010 and December 31, 2009, respectively are:

	September 30, 2010	December 31, 2009
Probability weighted average coupon interest rate	0.8%	Nil
Weighted average discount rate	7.0%	7.9%
Expected repayments of long-term floating rate notes	2 3/4 to 18 1/2 years	3 1/2 to 19 years

Credit losses	MAV 2 eligible asset notes: 1% to 100%	MAV 2 eligible asset notes: nil to 100%

	MAV 2 IA Tracking notes: 25%	MAV 2 IA Tracking notes: 25%
	MAV 3 Class 9 TA Tracking notes: 1%	MAV 3 Class 9 TA Tracking notes: nil
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.
20.7 Goodwill and Intangible Assets
As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s operations in the U.S.; as a result the related goodwill is now allocated to CP’s U.S. reporting unit (“CP U.S.”). Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth which are inherently uncertain. CP also monitors the fair value of the related reporting unit for potential impairment during the year and there was no indication of potential impairment for the first nine months of 2010. The annual test for impairment, performed with the assistance of outside consultants as at October 1, 2009, determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value by approximately 10% and that no impairment was required in 2009.
The impairment test was performed primarily using an income approach based on discounted cash flows, in which discount rates of 8.75% to 9.0% were used, based on the weighted average cost of capital. A change in discount rates of 0.25% would change the valuation by 5% to 6%. The valuation used revenue growth projections ranging from 4.5% to 6.9% annually. A change in the long term growth rate of 0.25% would change the valuation by 4% to 5%. These sensitivities indicate that another recession or increased borrowing rates could result in an impairment to the carrying value of goodwill in future periods. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP U.S. to trading earnings multiples of comparable companies, adjusted to remove the inherent minority discount. The derived value of CP U.S. using the income approach fell within the range of the observable trading multiples. The income approach was chosen over the market approach as it takes into consideration the particular characteristics attributable to CP U.S.
The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at September 30, 2010 goodwill was $151.7 million ($154.9 million as at December 31, 2009).
Intangible assets of $45.1 million ($47.4 million as at December 31, 2009), acquired in the acquisition of DM&E, includes the amortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis, or more often if the events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recognized immediately.
21.0 SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.

22.0 FORWARD-LOOKING INFORMATION
This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (U.S.) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 19.0 Business Risks and Enterprise Risk Management and elsewhere in this MD&A.
22.1 2010 Financial Assumptions
CP previously provided, in the 2009 U.S. GAAP MD&A, assumptions for 2010 which included capital expenditures estimated to range from $680 million to $730 million. CP expects its normalized effective income tax rate, excluding tax on FX on LTD to be in the 25% to 27% range. The 2010 pension contributions were estimated to be between $150 million and $200 million. Undue reliance should not be placed on these assumptions and other forward-looking information.
22.1.1 First-Quarter 2010 Assumption Updates
Financial assumptions were unchanged from information previously reported and discussed above. In addition, CP expects its 2010 defined benefit pension expense to increase by $15 million from 2009 expenses.
22.1.2 Second-Quarter 2010 Assumption Updates
CP announced it expects its capital program in 2010 to be in the range of $750 million to $800 million (further information discussed in Section 13.2 Investing Activities). The 2010 pension contributions for the defined benefit pension plans are currently estimated to be between $185 million and $195 million (discussed further in Section 18.6 Pension Plan Deficit). On June 29, 2010 CP announced the reopening of its southern mainline after severe flooding that caused an 11 day outage. The impact of flooding reduced second quarter earnings per share by approximately 12 cents.
22.1.3 Third-Quarter 2010 Assumption Updates
On September 20, 2010 CP announced a voluntary prepayment to its Canadian defined benefit pension plan of $650 million. Excluding this voluntary prepayment CP continues to estimate for its contributions to the defined benefit pension plans to be between $185 million and $195 million (discussed further in Section 18.6 Pension Plan Deficit) for the year 2010. Including the voluntary prepayment CP estimates the contributions to the defined benefit pension plans to be between $835 million and $845 million for the year 2010. There are no other changes to our previously stated assumptions.

23.0 GLOSSARY OF TERMS

“Average active employees — expense”	The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

“Average terminal dwell”	The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“Average train speed”	The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day”	The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads”	Revenue-generating shipments of containers, trailers and freight cars.

“Casualty expenses”	Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

“CP”, “the Company”	CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

“CPRL”	Canadian Pacific Railway Limited.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

“DM&E”	Dakota, Minnesota & Eastern Railroad Corporation.

“Fluidity”	Obtaining more value from our existing assets and resources.

“FRA”	U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injury rate per 200,000 employee-hours”	The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate”	The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,200 in the US or $10,600 in Canada in damage.

“Freight revenue per carload”	The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	Foreign exchange gains and losses on long-term debt.

“FX” or “Foreign Exchange”	The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

“GAAP”	Accounting principles generally accepted in the United States.

“GTMs” or “gross ton-miles”	The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“Operating income”	Calculated as revenues less operating expenses and is a common measure of profitability used by management.

“Operating ratio”	The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“RTMs” or “revenue ton-miles”	The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

“STB”	U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“U.S. gallons of locomotive fuel consumed per 1,000 GTMs”	The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

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CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to September 30, 2010 Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS — MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended September 30, 2010
Earnings Coverage on long-term debt
Before foreign exchange on long-term debt(1)(3)	3.9x
After foreign exchange on long-term debt(2)(3)	3.9x

Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before interest expense, plus the amount of interest that has been capitalized during the period, and income tax expense divided by interest expense on long-term debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before interest expense, plus the amount of interest that has been capitalized during the period, and income tax expense divided by interest expense on long-term debt.

(3)	The earnings coverage ratios have been calculated excluding carrying charges for the $41.4 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at September 30, 2010. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended September 30, 2010, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 3.4x and 3.5x, respectively.